Exhibit 99.2

16,540,541 Common Shares

BELLUS Health Inc.

UNDERWRITING AGREEMENT

July 13, 2022

JEFFERIES LLC

EVERCORE GROUP L.L.C.

RBC CAPITAL MARKETS, LLC

As Representatives of the several Underwriters

c/o JEFFERIES LLC

520 Madison Avenue
New York, New York 10022

c/o EVERCORE GROUP L.L.C.

55 East 52nd Street, 35th Floor
New York, New York 10055

c/o RBC CAPITAL MARKETS, LLC

Brookfield Place

200 Vesey Street, 8th Floor

New York, New York 10281

Ladies and Gentlemen:

Introductory. BELLUS Health Inc. (the “Company”), a corporation incorporated under the Canada Business Corporations Act (the “CBCA”), proposes to issue and sell to the several underwriters named in Schedule A (the “Underwriters”) an aggregate of 16,540,541 common shares (the “Shares”). The 16,540,541 Shares to be sold by the Company are called the “Firm Shares.” In addition, the Company has granted to the Underwriters an option to purchase up to an additional 2,481,081 Shares as provided in Section 2(c). The additional 2,481,081 Shares to be sold by the Company pursuant to such option are collectively called the “Optional Shares.” The Firm Shares and, if and to the extent such option is exercised, the Optional Shares are collectively called the “Offered Shares.” Jefferies LLC (“Jefferies”), Evercore Group L.L.C. (“Evercore”) and RBC Capital Markets, LLC (“RBC”) have agreed to act as representatives of the several Underwriters (in such capacity, the “Representatives”) in connection with the offering and sale of the Offered Shares. To the extent there are no additional underwriters listed on Schedule A, the term “Representatives” as used herein shall mean you, as Underwriters, and the term “Underwriters” shall mean either the singular or the plural, as the context requires.

SCH B-1

The Company has prepared and filed with the United States Securities and Exchange Commission (the “Commission”) pursuant to the Canada/United States Multi-Jurisdictional Disclosure System (“MJDS”) adopted by the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions (defined below) (“Canadian Securities Regulators”) and the Commission, a registration statement on Form F-10, File No. 333-261632 for the registration of the offering of the Offered Shares under the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”), including the Canadian Base Prospectus (as defined below) and the Canadian Preliminary Prospectus Supplement (as defined below), in each case in the English language, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission. Such registration statement, as amended, at any given time, including the financial statements, exhibits and schedules thereto, and the documents incorporated or deemed to be incorporated by reference therein and any information deemed to be a part thereof at the time of effectiveness pursuant to Item 4 of Form F-10 and the Securities Act, is called the “Registration Statement.” The preliminary prospectus included in the Registration Statement at the time it became effective under the Securities Act describing the Offered Shares and the offering thereof in the United States of America, its territories and possessions, any state of the United States and the District of Columbia (the “United States”) is called the “U.S. Preliminary Prospectus,” and the U.S. Preliminary Prospectus and any other prospectus in preliminary form that describes the Offered Shares and the offering thereof and is used prior to the filing of the U.S. Final Prospectus (defined below) in the United States is called a “U.S. preliminary prospectus.” The Company has also prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”).

In addition, the Company has prepared and filed (i) with the Canadian Securities Regulators in each of the provinces of Canada (the “Qualifying Jurisdictions”), a preliminary short form base shelf prospectus dated December 14, 2020 (in both the English and French languages unless the context indicates otherwise, together with all of the documents and information incorporated therein by reference, the “Canadian Preliminary Base Prospectus”) and a short form base shelf prospectus dated December 23, 2020, as amended and restated on December 14, 2021, relating to the distribution up to US$400,000,000 aggregate initial offering amount of common shares of the Company, (such short form base shelf prospectus in both the English and French languages unless the context indicates otherwise, together with all of the documents and information incorporated therein by reference, the “Canadian Base Prospectus”) pursuant to NI 44-101 (defined below) and NI 44-102 (defined below) (the “Shelf Procedures”) and (ii) with the Canadian Securities Regulators in the Qualifying Jurisdictions, a preliminary (draft) short form prospectus supplement dated July 13, 2022 to the Canadian Base Prospectus, relating to the distribution of the Offered Shares (in both the English and French languages unless the context indicates otherwise, together with all of the documents and information incorporated therein by reference, the “Canadian Preliminary Prospectus Supplement”). The Canadian Preliminary Prospectus Supplement, together with the Canadian Base Prospectus, in both the English and French languages unless the context indicates otherwise, together with all of the documents and information incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus.” “Preliminary Offering Documents” means the Canadian Preliminary Prospectus and U.S. Preliminary Prospectus (including, for greater certainty, the documents incorporated therein by reference). “NI 41-101” means National Instrument 41-101 – General Prospectus Requirements adopted by the Canadian Securities Regulators (in Québec, Regulation 41-101 respecting General Prospectus Requirements) and “NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions (in Québec, Regulation 44-101 respecting Short Form Prospectus Distributions) adopted by the Canadian Securities Regulators. “NI 44-102” means National Instrument 44-102 – Shelf Distributions adopted by the Canadian Securities Regulators (in Québec, Regulation 44-102 respecting Shelf Distributions). “NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (in Québec, Policy Statement 11-202 respecting Process for Prospectus Reviews in Multiple Jurisdictions) adopted by the Canadian Securities Regulators.

SCH B-2

The Company is prepared to file with the Commission pursuant to General Instruction II.L of Form F-10 the Canadian Prospectus Supplement (as defined below), which includes pricing and other information omitted from the U.S. Preliminary Prospectus, in the English language with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, such prospectus supplement together with the Canadian Base Prospectus included in the Registration Statement relating to the offer and sale of the Offered Shares used in the United States, including the documents incorporated by reference therein, is herein called the “U.S. Final Prospectus.” In addition, the Company is prepared to file a prospectus supplement (the “Canadian Prospectus Supplement”) to the Canadian Base Prospectus, which includes pricing and other information omitted from the Canadian Preliminary Prospectus, in both the English and French languages, and all necessary related documents in order to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions on or before 5:00 p.m. New York City time on July 18, 2022 or such later date and time as the Company and the Representatives, on behalf of the Underwriters, may mutually agree upon in writing (the “Qualification Deadline”). The Canadian Prospectus Supplement, together with the Canadian Base Prospectus, including all documents incorporated therein by reference (but not including any prospectus supplement other than the Canadian Prospectus Supplement), is hereinafter referred to as the “Canadian Final Prospectus.” “Final Offering Documents” means the Canadian Final Prospectus and the U.S. Final Prospectus (including, for greater certainty, the documents incorporated therein by reference).

As used herein, “Applicable Time” is 6:25 p.m. (New York City time) on July 13, 2022. As used herein, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, and “Time of Sale Prospectus” means the U.S. Preliminary Prospectus, as amended or supplemented immediately prior to the Applicable Time, together with the free writing prospectuses issued at or prior to the Applicable Time, if any, identified in Schedule B hereto, and the information set forth on Schedule C hereto.

As used herein, “Road Show” means a “road show” (as defined in Rule 433 under the Securities Act) relating to the offering of the Offered Shares contemplated hereby that is a “written communication” (as defined in Rule 405 under the Securities Act). As used herein, “Section 5(d) Written Communication” means each written communication (within the meaning of Rule 405 under the Securities Act) that is made in reliance on Section 5(d) of the Securities Act by the Company or any person authorized to act on behalf of the Company to one or more potential investors that are “qualified institutional buyers” (“QIBs”) and/or institutions that are “accredited investors” (“IAIs”), as such terms are respectively defined in Rule 144A and Rule 501(a)(1), (2), (3) or (7) under the Securities Act, to determine whether such investors might have an interest in the offering of the Offered Shares; “Section 5(d) Oral Communication” means each oral communication, if any, made in reliance on Section 5(d) of the Securities Act by the Company or any person authorized to act on behalf of the Company made to one or more QIBs and/or one or more IAIs to determine whether such investors might have an interest in the offering of the Offered Shares; “Marketing Materials” means any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Offered Shares, including any Road Show or investor presentations made to investors by the Company (whether in person or electronically); and “Permitted Section 5(d) Communication” means the Section 5(d) Written Communication(s) and Marketing Materials listed on Schedule D attached hereto.

“Offering Document Amendment” means any amendment or supplement to any Offering Document (defined below) pursuant to this Underwriting Agreement (this “Agreement”), including, in respect of the Canadian Final Prospectus, any amendment to the Canadian Final Prospectus and any documents incorporated or deemed incorporated by reference therein and any amendment or prospectus supplement that may be filed by or on behalf of the Company under applicable Canadian Securities Laws (as defined hereinafter) relating to the offering and sale of the Offered Shares (a “Canadian Prospectus Amendment”). “Offering Documents” means the Registration Statement, the Preliminary Offering Documents, the Time of Sale Prospectus, the Final Offering Documents and any Offering Document Amendment (including, for greater certainty, the documents incorporated therein by reference).

SCH B-3

As used herein, the terms “Registration Statement,” “Preliminary Offering Documents,” “Time of Sale Prospectus” and “Final Offering Documents” shall include the documents incorporated or deemed to be incorporated by reference therein (including without limitation any marketing material) (the “Incorporated Documents”), including, unless the context requires otherwise, the documents, if any, filed as exhibits to such Incorporated Documents.

All references in this Agreement to (i) the Registration Statement, any U.S. preliminary prospectus (including the U.S. Preliminary Prospectus), or the U.S. Final Prospectus, or any amendments or supplements to any of the foregoing, or any free writing prospectus, shall include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) and (ii) the U.S. Final Prospectus shall be deemed to include any “electronic Prospectus” provided for use in connection with the offering of the Offered Shares as contemplated by Section 3(p) of this Agreement. All references in this Agreement to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, or any amendments or supplements to any of the foregoing, shall include any copy thereof filed with the Canadian Securities Regulators in the Qualifying Jurisdictions pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”).

The Underwriters shall offer the Offered Shares for sale to the public directly and through other duly registered investment dealers and brokers in the Qualifying Jurisdictions and the United States only as permitted by Canadian Securities Laws (as defined hereinafter) and United States Securities Laws (as defined hereinafter) and upon the terms and conditions set forth in the Offering Documents and this Agreement. The Underwriters agree that they will not, directly or indirectly, distribute any of the Offering Documents or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than the Qualifying Jurisdictions, such states of the United States in which the Offered Shares (and their offer and sale) are duly qualified (to the extent required) under United States federal and applicable United States state securities laws, or such other jurisdictions as may be mutually agreed upon by the Representatives on behalf of the Underwriters, and the Company. The Underwriters agree that each of the Underwriters that is not registered as a broker-dealer under Section 15 of the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), will not offer or sell any Offered Shares in, or to persons who are nationals or residents of, the United States other than through one of its United States registered broker-dealer affiliates or otherwise in compliance with Rule 15a-6 under the Exchange Act. Sales of Offered Shares in the Qualifying Jurisdictions may be made only by or through a dealer appropriately registered under applicable Canadian Securities Laws (as defined hereinafter) or in circumstances where an exemption from the Canadian registered dealer requirements is available.

The Company agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers or brokers as their agents to assist in the offer and sale of the Offered Shares. The Underwriters shall, and shall require any such dealer or broker, other than the Underwriters, with which the Underwriters have a contractual relationship in respect of the offer and sale of the Offered Shares (a “Selling Firm”) to, comply with the Canadian Securities Laws (as defined hereinafter) and United States Securities Laws (as defined hereinafter) in connection with the offer and sale of the Offered Shares and shall offer the Offered Shares for sale to the public directly and through the Selling Firms upon the terms and conditions (including the offer price) set out in the Offering Documents and this Agreement. The Underwriters shall, and shall require any Selling Firm to, offer for sale to the public and sell the Offered Shares only in the United States, the Qualifying Jurisdictions and those jurisdictions outside of Canada and the United States where the Offered Shares may be lawfully offered for sale or sold.

SCH B-4

The Underwriters shall, and shall require any Selling Firm to agree to, observe and distribute the Offered Shares in a manner that complies with all applicable laws and regulations (including all Canadian Securities Laws (as defined hereinafter) and United States Securities Laws (as defined hereinafter) in connection with the offer and sale of Offered Shares) in each jurisdiction into and from which they may offer to sell the Offered Shares or distribute the Offering Documents in connection with the offer and sale of the Offered Shares and will not, and will require any Selling Firm not to, directly or indirectly, offer, sell or deliver any Offered Shares or Offering Documents or any other document to any person in any jurisdiction except in a manner which will not require the Company to comply with the registration, prospectus, continuous disclosure, filing or other similar requirements under the applicable securities laws of any jurisdictions (other than the Qualifying Jurisdictions and the United States).

The Representatives shall promptly notify the Company when, in their opinion, the distribution of the Offered Shares has ceased and will provide to the Company, as soon as practicable thereafter, a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Regulators and, if applicable, in the United States.

In addition, the terms:

“Canadian Securities Laws” means all securities laws in each of the Qualifying Jurisdictions and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws, together with applicable published policies, policy statements and notices of the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

“distribution” as used in this Agreement for purposes of Canadian Securities Laws matters has the meaning given to it in the Securities Act (Québec);

“Financial Information” means (i) the Financial Statements, (ii) the information contained in the Offering Documents under the caption “Capitalization,” and (iii) the management’s discussion and analysis of the financial condition and results of operations of the Company for the fiscal year ended December 31, 2021, dated February 23, 2022, and the management’s discussion and analysis of the financial condition and results of operations of the Company for the three months ended March 31, 2022, dated May 11, 2022, each of which is incorporated by reference in the Offering Documents;

“Financial Statements” means (i) the audited consolidated financial statements of the Company for the fiscal years ended December 31, 2021 and 2020, together with the auditors’ report thereon and the notes thereto and (ii) the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2022 and 2021, together with the notes thereto;

“marketing materials” has the meaning ascribed to such term in NI 41-101;

“material change” has the meaning given to it in the Securities Act (Québec);

“material fact” as used in this Agreement for purposes of Canadian Securities Laws matters means a fact that significantly affects, or would or may reasonably be expected to have a significant effect, on the market price or value of the Offered Shares;

“misrepresentation” means a misrepresentation for the purposes of applicable Canadian Securities Laws or any of them or, where undefined under the applicable Canadian Securities Laws of a Qualifying Jurisdiction or for purposes of U.S. federal securities laws, means: (x) in relation to the Offering Documents (other than the Registration Statement) (i) an untrue statement of a material fact, or (ii) an omission to state a material fact, in each case that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made; (y) in relation to the Registration Statement (i) an untrue statement of a material fact or (ii) an omission to state a material fact, in each case that is required to be stated or that is necessary to make a statement not misleading; and (z) in relation to a free writing prospectus, Marketing Materials or Section 5(d) Written Communication, in each case when considered together with the Time of Sale Prospectus as of the Applicable Time, (i) an untrue statement of a material fact, or (ii) an omission to state a material fact, in each case that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

SCH B-5

“provide”, as used in the context of sending or making available marketing materials to a potential investor of Offered Shares, has the meaning ascribed to such term under Canadian Securities Laws;

“Shelf Information” means, collectively, the information included in the Canadian Prospectus Supplement that is permitted under the Shelf Procedures to be omitted from the Canadian Base Prospectus for which receipts or other evidences of acceptance have been obtained but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of and by virtue of the Canadian Prospectus Supplement;

“standard term sheet” has the meaning ascribed to such term in NI 41-101;

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101; and

“United States Securities Laws” means United States federal and state securities laws.

In the event that the Company has only one subsidiary, then all references herein to “subsidiaries” of the Company shall be deemed to refer to such single subsidiary, mutatis mutandis.

The Company hereby confirms its agreements with the Underwriters as follows:

Section 1.                  Representations and Warranties of the Company.

Representations and Warranties of the Company. The Company hereby represents, warrants and covenants to each Underwriter, as of the date of this Agreement, as of the First Closing Date (as hereinafter defined) and as of each Option Closing Date (as hereinafter defined), if any, as follows:

(a)                Compliance with Registration Requirements. The Registration Statement has become effective on December 14, 2021 pursuant to Rule 467(b) under the Securities Act. The Company has complied, to the Commission’s satisfaction with all requests of the Commission for additional or supplemental information, if any. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the Commission.

(b)               Foreign Private Issuer. The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and meets the requirements to use Form F-10 under the Securities Act to register the offering of the Offered Shares under the Securities Act. The Company has prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in conjunction with the filing of the Registration Statement. The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform, in all material respects to applicable requirements of the Securities Act.

SCH B-6

(c)                Disclosure. The information and statements contained in the Preliminary Offering Documents, respectively, contain, as at their respective filing dates, no misrepresentation, and comply in all material respects with the requirements of all applicable Canadian Securities Laws. The information and statements contained in the Final Offering Documents and any Offering Document Amendment in respect of the Final Offering Documents, respectively, will contain, as at their respective filing dates and as of the First Closing Date and at each applicable Option Closing Date, no misrepresentation, and, in the case of the Canadian Final Prospectus and any Canadian Prospectus Amendment, will constitute full, true and plain disclosure of all material facts relating to the Company and the Offered Shares as required by Canadian Securities Laws (taking into account the disclosure in the Canadian Final Prospectus, in the case of a Canadian Prospectus Amendment which does not restate the text of the Canadian Final Prospectus) and comply in all material respects with the requirements of Canadian Securities Laws. Each U.S. preliminary prospectus and the U.S. Final Prospectus when filed complied or will comply, as applicable, in all material respects with the Securities Act and, if filed by electronic transmission pursuant to EDGAR, was identical (except as may be permitted by Regulation S-T under the Securities Act) to the copy thereof (if any) delivered to the Underwriters for use in connection with the offer and sale of the Offered Shares. Each of the Registration Statement and any post-effective amendment thereto, at the time it became or becomes effective, complied and will comply in all material respects with the Securities Act and did not and will not contain any misrepresentation. As of the Applicable Time, the Time of Sale Prospectus did not, and at the First Closing Date (as defined in Section 2) and at each applicable Option Closing Date (as defined in Section 2), will not, contain any misrepresentation. The representations and warranties set forth in this Section 1(c) do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or any other Offering Document, made in reliance upon and in conformity with written information relating to any Underwriter furnished to the Company in writing by the Representatives expressly for use therein, it being understood and agreed that the only such information consists of the information described in Section 9(b) below. There are no contracts or other documents required to be described in the Offering Documents or to be filed as an exhibit to the Registration Statement which have not been described or filed as required. The filing of the respective Offering Documents shall also constitute the Company’s consent to the Underwriters’ use of such Offering Documents in connection with the offer and sale of the Offered Shares in the Qualifying Jurisdictions and the United States in compliance with this Agreement, Canadian Securities Laws and United States Securities Laws. Each Offering Document when filed with Canadian Securities Regulators on SEDAR or with the Commission on EDGAR, as applicable shall be identical to the copy thereof delivered to the Underwriters for use in connection with the offer and sale of the Offered Shares.

(d)               Free Writing Prospectuses; Road Show. As of the applicable determination date referenced in Rule 164(h) under the Securities Act, the Company was not, is not or will not be (as applicable) an “ineligible issuer” in connection with the offering of the Offered Shares pursuant to Rules 164, 405 and 433 under the Securities Act. Each free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of Rule 433 under the Securities Act, including timely filing with the Commission, retention and legending, as applicable, and each such free writing prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Shares did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the Time of Sale Prospectus or the U.S. Final Prospectus unless such information has been superseded or modified as of such time. Except for the free writing prospectuses, if any, identified in Schedule B, and electronic road shows, if any, furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior written consent, prepare, use or refer to, any free writing prospectus. Each Road Show, when considered together with the Time of Sale Prospectus, did not, as of the Applicable Time, contain any misrepresentation.

SCH B-7

Free Writing Prospectuses Included in the Time of Sale Prospectus

None.

SCH B-8

(e)                Distribution of Offering Material by the Company. Prior to the later of (i) the expiration or termination of the option granted to the several Underwriters in Section 2(c) and (ii) the completion of the Underwriters’ offer and sale of the Offered Shares, the Company has not distributed and will not distribute any offering material that would be required to be delivered in connection with the offering and sale of the Offered Shares other than the Offering Documents or any free writing prospectus reviewed and consented to by the Representatives, the free writing prospectuses, if any, identified on Schedule C hereto and any Permitted Section 5(d) Communications identified on Schedule D hereto.

(f)                The Underwriting Agreement. The Company has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms; except as enforcement hereof and thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law.

(g)                Authorization of the Offered Shares. The Offered Shares have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company against payment therefor pursuant to this Agreement, will be validly issued, fully paid and non-assessable, and the issuance and sale of the Offered Shares is not subject to any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase the Offered Shares.

(h)               No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Offering Documents or included in the offering contemplated by this Agreement, except for such rights as have been duly waived.

(i)                 No Material Adverse Change. Subsequent to the respective dates as of which information is given in the Offering Documents: (i) there has been no material adverse change, or any development that would reasonably be expected to result in a material adverse change, in (A) the condition, financial or otherwise, or in the earnings, business, properties, operations, operating results, assets, liabilities or prospects, whether or not arising from transactions in the ordinary course of business, of the Company and its subsidiaries, considered as one entity or (B) the ability of the Company to consummate the transactions contemplated by this Agreement or perform its obligations hereunder (any such change being referred to herein as a “Material Adverse Change”); (ii) the Company and its subsidiaries, considered as one entity, have not incurred any material liability or obligation, indirect, direct or contingent, including without limitation any losses or interference with their business from fire, explosion, flood, earthquakes, accident or other calamity, whether or not covered by insurance, or from any strike, labor dispute or court or governmental action, order or decree, that are material, individually or in the aggregate, to the Company and its subsidiaries, considered as one entity, and have not entered into any material transactions not in the ordinary course of business; and (iii) there has not been any material decrease in the capital stock or any material increase in any short-term or long-term indebtedness of the Company or its subsidiaries and there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or other subsidiaries, by any of the Company’s subsidiaries on any class of capital stock, or any repurchase or redemption by the Company or any of its subsidiaries of any class of capital stock.

(j)                 Independent Accountants. KPMG LLP, which has expressed its opinion with respect to the Financial Statements, is (i) an independent registered public accounting firm as required by the Securities Act, the Exchange Act, the rules of the Public Company Accounting Oversight Board (“PCAOB”), the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and in accordance with Canadian Securities Laws, (ii) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X under the Securities Act and (iii) a registered public accounting firm as defined by the PCAOB whose registration has not been suspended or revoked and who has not requested such registration to be withdrawn. There has not been any reportable event (within the meaning of Regulation 51-102 respecting Continuous Disclosure Obligations) with such auditors with respect to audits of the Company.

(k)               Financial Statements. The Financial Statements present fairly the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations, changes in stockholders’ equity and cash flows for the periods specified. Such financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto and comply as to form in all material respects with the applicable accounting requirements of Canadian Securities Laws and the CBCA. No other financial statements or supporting schedules are required to be included or incorporated by reference in the Offering Documents. The financial data set forth in each of the Offering Documents under the caption “Capitalization” fairly present the information set forth therein on a basis consistent with that of the Financial Statements. All disclosures contained in the Offering Documents and any free writing prospectus that constitute non-IFRS financial measures (as defined by the rules and regulations under the Securities Act and the Exchange Act) comply with Regulation G under the Exchange Act and Item 10 of Regulation S-K under the Securities Act, if and as applicable. To the Company’s knowledge, no person who has been suspended or barred from being associated with a registered public accounting firm, or who has failed to comply with any sanction pursuant to Rule 5300 promulgated by the PCAOB, has participated in or otherwise aided the preparation of, or audited, the financial statements, supporting schedules or other financial data filed with the Commission as a part of the Registration Statement, the Time of Sale Prospectus and the U.S. Final Prospectus.

(l)                 Company’s Accounting System. The Company and each of its subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS as issued by IASB and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Offering Documents fairly presents the information called for in all material respects and is prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(m)             Disclosure Controls and Procedures; Deficiencies in or Changes to Internal Control Over Financial Reporting. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings, which (i) are designed to provide reasonable assurance that material information relating to the Company and each of its subsidiaries is made known to those within the Company and each of its subsidiaries responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable laws; (ii) have been evaluated by management of the Company for effectiveness as of the end of the Company’s most recent year end; and (iii) are effective in all material respects to perform the functions for which they were established. Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weaknesses in the Company’s internal control over financial reporting (whether or not remediated), including any material weaknesses in its internal control over financial reporting which would be required to be disclosed in a certificate issued pursuant to Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings, and no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any change in its internal control over financial reporting that has occurred during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(n)               Incorporation and Good Standing of the Company. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Offering Documents and to enter into and perform its obligations under this Agreement. The Company is duly qualified as a corporation to transact business and is in good standing under the laws of Canada and each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(o)                Subsidiaries. Each of the Company’s “subsidiaries” (for purposes of this Agreement, as defined in the CBCA) has been duly incorporated or organized, as the case may be, and is validly existing as a corporation, partnership or limited liability company, as applicable, in good standing under the laws of the jurisdiction of its incorporation or organization and has the power and authority (corporate or other) to own, lease and operate its properties and to conduct its business as described in the Offering Documents. Each of the Company’s subsidiaries is duly qualified as a corporation, partnership or limited liability company, as applicable, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business. All of the issued and outstanding capital stock or other equity or ownership interests of each of the Company’s subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or adverse claim. None of the outstanding capital stock or equity interest in any subsidiary was issued in violation of preemptive or similar rights of any security holder of such subsidiary. The constitutive or organizational documents of each of the subsidiaries comply in all material respects with the requirements of applicable laws of its jurisdiction of incorporation or organization and are in full force and effect. The Company does not own or control, directly or indirectly, any corporation, association or other entity other than the subsidiaries listed in or included as an exhibit to the Registration Statement.

(p)               Capitalization and Other Capital Stock Matters. The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Documents under the caption “Capitalization” (other than for subsequent issuances, if any, pursuant to employee benefit plans, or upon the exercise of outstanding options or warrants, in each case described in the Offering Documents). The Shares (including the Offered Shares) conform in all material respects to the description thereof contained in the Offering Documents. All of the issued and outstanding Shares have been duly authorized and validly issued, are fully paid and non-assessable and have been issued in compliance with all applicable securities laws. None of the outstanding Shares was issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company. There are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any capital stock of the Company or any of its subsidiaries other than those described in the Offering Documents. The descriptions of the Company’s stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted thereunder, set forth in the Offering Documents accurately and fairly presents the information required to be shown with respect to such plans, arrangements, options and rights. The Company has not been notified of, nor is it party to, any agreement which in any manner affects the voting or control of any securities of the Company or its subsidiaries.

(q)               Stock Exchange Listing. The Shares are listed on The Nasdaq Global Market (the “Nasdaq”), and the Company has taken no action designed to, or likely to have the effect of, delisting the Shares from Nasdaq, nor has the Company received any notification that Nasdaq is contemplating terminating such listing. The issued and outstanding Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”), and the Offered Shares will be conditionally approved for listing and posting for trading on the TSX on or before the First Closing Date, subject only to the satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances.

(r)                Non-Contravention of Existing Instruments; No Further Authorizations or Approvals Required. Neither the Company nor any of its subsidiaries is in violation of its articles or by-laws, partnership agreement or operating agreement or similar organizational documents, as applicable, or is in default (or, with the giving of notice or lapse of time, would be in default) (“Default”) under any indenture, loan, credit agreement, note, lease, license agreement, contract, franchise or other instrument (including, without limitation, any pledge agreement, security agreement, mortgage or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness) to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound, or to which any of their respective properties or assets are subject (each, an “Existing Instrument”), except for such Defaults as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. The Company’s execution, delivery and performance of this Agreement, consummation of the transactions contemplated hereby and by the Offering Documents and the issuance and sale of the Offered Shares (including the use of proceeds from the sale of the Offered Shares as described in the Offering Documents under the caption “Use of Proceeds”) (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the articles or by-laws, partnership agreement or operating agreement or similar organizational documents, as applicable, of the Company or any subsidiary (ii) will not conflict with or constitute a breach of, or Default or a Debt Repayment Triggering Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument, except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change and (iii) will not result in any violation of any law, administrative regulation or administrative or court decree applicable to the Company or any of its subsidiaries, except, in the cases of (ii) and (iii) above, as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency, is required for the Company’s execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby and by the Offering Documents, except such as have been obtained or made by the Company and are in full force and effect under the Securities Act or Canadian Securities Laws, as applicable, or as will be obtained or made prior to the First Closing Date (or each applicable Option Closing Date). As used herein, a “Debt Repayment Triggering Event” means any event or condition which gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

(s)                 Compliance with Laws. The Company and its subsidiaries have been and are in compliance with all applicable laws, rules and regulations, except where failure to be so in compliance would not be expected, individually or in the aggregate, to result in a Material Adverse Change.

(t)                 No Material Actions or Proceedings. There is no action, suit, proceeding, inquiry or investigation brought by or before any legal or governmental entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries, which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. No material labor dispute with the employees of the Company or any of its subsidiaries, or with the employees of any principal supplier, manufacturer, customer or contractor of the Company, exists or, to the knowledge of the Company, is threatened or imminent.

(u)               Intellectual Property Rights. The Company and its subsidiaries own, or have obtained valid and enforceable licenses for, the inventions, patent applications, patents, trademarks, trade names, service names, copyrights, trade secrets and other intellectual property described in the Offering Documents as being owned or licensed by them, or to the knowledge of the Company, which are necessary for the conduct of their respective businesses as currently conducted or as currently proposed to be conducted (collectively, “Intellectual Property”); and, to the knowledge of the Company, the conduct of their respective businesses does not and will not infringe, misappropriate or otherwise conflict in any material respect with any intellectual property rights of others. The Intellectual Property has not been adjudged by a court of competent jurisdiction to be invalid or unenforceable, in whole or in part, and the Company is unaware of any facts which would form a reasonable basis for any such adjudication. To the Company’s knowledge: (i) there are no third parties who have rights to any Intellectual Property, including liens, security interests, or other encumbrances, except for customary reversionary rights of third-party licensors with respect to Intellectual Property that is disclosed in the Offering Documents as licensed to the Company or one or more of its subsidiaries; and (ii) there is no infringement by third parties of any Intellectual Property. There is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others: (A) challenging the Company’s rights in or to any Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such action, suit, proceeding or claim; (B) challenging the validity, enforceability or scope of any Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such action, suit, proceeding or claim; or (C) asserting that the Company or any of its subsidiaries infringes or otherwise violates, or would, upon the commercialization of any product or service described in the Offering Documents as under development, infringe or violate, any patent, trademark, trade name, service name, copyright, trade secret or other proprietary rights of others (nor has the Company received any such claim from a third party), and the Company is unaware of any facts which would form a reasonable basis for any such action, suit, proceeding or claim. The Company and its subsidiaries have complied in all material respects with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or any subsidiary, and all such agreements are in full force and effect. To the Company’s knowledge, there are no material defects in any of the patents or patent applications included in the Intellectual Property. The Company and its subsidiaries have taken all reasonable steps to protect, maintain and safeguard their Intellectual Property, including the execution of appropriate nondisclosure, confidentiality agreements and invention assignment agreements and invention assignments with their employees, and, to the knowledge of the Company, no employee of the Company is in or has been in violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement, or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company. To the knowledge of the Company, the duty of candor and good faith as required by the United States Patent and Trademark Office during the prosecution of the United States patents and patent applications included in the Intellectual Property have been complied with; and in all foreign offices having similar requirements, to the knowledge of the Company, all such requirements have been complied with. None of the Company owned Intellectual Property or technology (including information technology and outsourced arrangements) employed by the Company or its subsidiaries has been obtained or is being used by the Company or its subsidiary in violation of any contractual obligation binding on the Company or its subsidiaries or any of their respective officers, directors or employees or, to the knowledge of the Company, otherwise in violation of the rights of any persons. The product candidates described in the Offering Documents as under development by the Company or any subsidiary fall within the scope of the claims of one or more patents owned by, or exclusively licensed to, the Company or any subsidiary. The Company and its subsidiaries use, and have used, commercially reasonable efforts to appropriately maintain all information intended to be maintained as a trade secret.

(v)                All Necessary Permits, etc. The Company and its subsidiaries possess such valid and current certificates, authorizations, licenses, approvals, consents or permits required by state, federal, provincial, local or foreign regulatory agencies or bodies to conduct their respective businesses as currently conducted and as described in the Offering Documents (“Permits”). Neither the Company nor any of its subsidiaries is in violation of, or in default under, any of the Permits or has received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such Permit.

(w)              Title to Properties. The Company and its subsidiaries have good and marketable title, or in the case of real property in Québec, good and valid title, to all of the real and personal property and other assets reflected as owned in the Financial Statements, in each case free and clear of any security interests, mortgages, liens, encumbrances, equities, adverse claims and other defects. The real property, improvements, equipment and personal property held under lease by the Company or any of its subsidiaries are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by the Company or such subsidiary.

(x)                Tax Law Compliance. The Company and its subsidiaries have filed all necessary federal, provincial, state and foreign income and franchise tax returns or have properly requested extensions thereof and have paid all taxes required to be paid by any of them and, if due and payable, any related or similar assessment, fine or penalty levied against any of them except as may be being contested in good faith and by appropriate proceedings. The Company and its subsidiaries have properly withheld or collected and remitted all amounts required to be withheld or collected and remitted by it in respect of any governmental charges. The Company has made adequate charges, accruals and reserves in the Financial Statements in respect of all federal, provincial, state and foreign income and franchise taxes for all periods as to which the tax liability of the Company or any of its subsidiaries has not been finally determined. No stamp duty, stamp duty reserve, registration, transfer or other similar taxes or duties (“Transfer Taxes”) are payable in Canada by or on behalf of the Underwriters in connection with (i) the issuance of the Offered Shares by the Company in the manner contemplated by this Agreement or (ii) the execution and delivery of this Agreement. There are no actions, suits, proceedings, investigations or claims threatened or pending against the Company or any of its subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority, with such exceptions as would not result in a Material Adverse Change.

(y)                Scientific Research and Experimental Development Credits. The Scientific Research and Experimental Development (“SR&ED”) credits receivable described in the Offering Documents are based on underlying work, expenses and claims of the Company or the applicable subsidiary giving rise to such SR&ED credits which satisfy the requirements of the Income Tax Act (Canada) in order for the Company or the applicable subsidiary to claim or have claimed such SR&ED credits, and, to the knowledge of the Company, there are no facts, circumstances or basis upon which the applicable taxing authority could reject, disallow, adversely reassess or deny the Company or the applicable subsidiary any such SR&ED credits.

(aa)                Insurance. Each of the Company and its subsidiaries are insured by recognized, financially sound and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by the Company and its subsidiaries against theft, damage, destruction, acts of vandalism, earthquakes and policies covering the Company and its subsidiaries for product liability claims and clinical trial liability claims. All such policies are in full force and effect and, to the knowledge of the Company, no material default exists under such policies of insurance as to the payment of premiums or otherwise under the terms of any such policy. There are no claims by the Company nor any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Company has no reason to believe that it or any of its subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected to result in a Material Adverse Change. Neither the Company nor any of its subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(bb)            Compliance with Environmental Laws. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change: (i) neither the Company nor any of its subsidiaries is in violation of any federal, provincial, state, regional, local or foreign statute, law, rule, regulation, by-law, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”); (ii) the Company and its subsidiaries have all permits, licenses, certificates, authorizations, consents and approvals required under any applicable Environmental Laws and are each in compliance with their requirements; (iii) there are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries or in connection with any properties owned or leased by the Company and/or its subsidiaries or which would reasonably be expected to result in the revocation, termination or modification of any certificate, authorization, license, approval, consent or permit required under any applicable Environmental Laws; and (iv) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws.

(cc)           ERISA Compliance. The Company and its subsidiaries have not established or maintained any “employee benefit plan” (as defined under the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder (collectively, “ERISA”)).

(dd)          Company Not an “Investment Company” or “Controlled Foreign Corporation.” The Company is not, and will not be, either after receipt of payment for the Offered Shares or after the application of the proceeds therefrom as described under “Use of Proceeds” in the Offering Documents, required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”). To the Company’s knowledge, based solely upon the record ownership of Shares, and without regard to the beneficial ownership of Shares held in street name, the option to acquire Shares granted hereunder to the underwriters, and any indirect or constructive ownership by U.S. persons pursuant Section 958 of the Internal Revenue Code of 1986, as amended, not actually disclosed to the Company, the Company is not a “controlled foreign corporation” as defined in the Internal Revenue Code of 1986, as amended.

(ee)           No Price Stabilization or Manipulation; Compliance with Regulation M. Neither the Company nor any of its subsidiaries has taken, directly or indirectly, any action designed to or that might cause or result in stabilization or manipulation of the price of the Shares or of any “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) with respect to the Shares, whether to facilitate the sale or resale of the Offered Shares or otherwise, or has taken any action which would directly or indirectly violate Regulation M.

(ff)             Related-Party Transactions. There are no related-party transactions involving the Company or any of its subsidiaries or any other person required to be described in the Offering Documents that have not been described as required.

(gg)               FINRA Matters. All of the information provided to the Underwriters or to counsel for the Underwriters by the Company, its counsel, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with the offering of the Offered Shares is true, complete, correct and compliant with FINRA’s rules and any letters, filings or other supplemental information provided to FINRA pursuant to FINRA Rules or NASD Conduct Rules is true, complete and correct.

(hh)            Parties to Lock-Up Agreements. The Company has furnished to the Underwriters a letter agreement in the form attached hereto as Exhibit A (the “Lock-up Agreement”) from each of the persons listed on Exhibit B. Such Exhibit B lists under an appropriate caption the directors and executive officers of the Company. If any additional persons shall become directors or executive officers of the Company prior to the end of the Company Lock-up Period (as defined below), the Company shall cause each such person, prior to or contemporaneously with their appointment or election as a director or executive officer of the Company, to execute and deliver to the Representatives a Lock-up Agreement.

(ii)           Statistical and Market-Related Data. All statistical, demographic and market-related data included in the Offering Documents are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate. To the extent required, the Company has obtained the written consent to the use of such data from such sources.

(jj)               No Unlawful Contributions or Other Payments. Neither the Company nor any of its subsidiaries nor, to the Company’s knowledge, any employee or agent of the Company or any of its subsidiaries, has made any contribution or other payment to any official of, or candidate for, any federal, provincial, state, municipal or foreign office or any other person charged with similar public or quasi-public duties, in violation of any law or of the character required to be disclosed in the Offering Documents.

(kk)               Anti-Corruption and Anti-Bribery Laws. Neither the Company nor any of its subsidiaries nor any director, officer, or employee of the Company or any of its subsidiaries, nor, to the knowledge of the Company, any agent, affiliate or other person acting on behalf of the Company or any of its subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made or taken any act in furtherance of an offer, promise, or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or public international organization, or any political party, party official, or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the UK Bribery Act 2010, or any other applicable anti-bribery or anti-corruption law (collectively, the “Acts”); or (iv) made, offered, authorized, requested, or taken an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit . The Company and its subsidiaries and, to the knowledge of the Company, the Company’s affiliates, have conducted their respective businesses in compliance with the Acts and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(ll)           Money Laundering Laws. The operations of the Company and its subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(mm)               Sanctions. Neither the Company nor any of its subsidiaries, directors, officers, or employees, nor, to the knowledge of the Company, after due inquiry, any agent, affiliate or other person acting on behalf of the Company or any of its subsidiaries is currently the subject or the target of any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, or other relevant sanctions authority in any country or territory (collectively, “Sanctions”); nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Syria, the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine (each such country, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, or any joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that at the time of such financing, is the subject or the target of Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as underwriter, advisor, investor or otherwise) of applicable Sanctions. For the past five years, the Company and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(nn)       Brokers. Except pursuant to this Agreement, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(oo)           Submission to Jurisdiction. The Company has the power to submit, and pursuant to Section 19 of this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each United States federal court and New York state court located in the Borough of Manhattan, in the City of New York, New York, U.S.A. (each, a “New York Court”), and the Company has the power to designate, appoint and authorize, and pursuant to Section 19 of this Agreement, has legally, validly, effectively and irrevocably designated, appointed and authorized an agent for service of process in any action arising out of or relating to this Agreement in any New York Court, and service of process effected on such authorized agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 19 hereof.

(pp)            No Rights of Immunity. Except as provided by laws or statutes generally applicable to transactions of the type described in this Agreement, neither the Company nor any of its properties, assets or revenues has any right of immunity under Canada, New York or United States law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Canada, New York or United States federal court, from service of process, attachment upon or prior judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement To the extent that the Company or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 19 of this Agreement.

(qq)           Enforceability of Judgments. Any final judgment for a fixed or readily calculable sum of money rendered by a New York Court having jurisdiction under its own domestic laws and recognized by the Canadian courts as having jurisdiction (according to Canadian conflicts of laws principles and rules of Canadian private international law at the time when proceedings were initiated) to give such final judgment in respect of any suit, action or proceeding against the Company based upon this Agreement herein and therein would be declared enforceable against the Company, without re-examination or review of the merits of the cause of action in respect of which the original judgment was given or re-litigation of the matters adjudicated upon, by the courts of Canada.

(rr)           Forward-Looking Statements. Each financial or operational projection or other “forward-looking statement” (as defined by Section 27A of the Securities Act or Section 21E of the Exchange Act) or “forward-looking information” (as defined in Regulation 51-102 respecting Continuous Disclosure Obligations) contained in the Offering Documents (i) was so included by the Company in good faith and with reasonable basis after due consideration by the Company of the underlying assumptions, estimates and other applicable facts and circumstances and (ii) is identified as such and is accompanied by meaningful cautionary statements cautioning users of forward-looking statements and forward-looking information that actual results may vary from the forward-looking statements and forward-looking information and identifying those factors that could cause actual results to differ materially from those in such forward-looking statement or forward-looking information and accurately stating the material factors or assumptions used to develop forward-looking statements and forward-looking information.

(ss)             No Outstanding Loans or Other Extensions of Credit. The Company does not have any outstanding extension of credit, in the form of a personal loan, to or for any director or executive officer (or equivalent thereof) of the Company except for such extensions of credit as are expressly permitted by Section 13(k) of the Exchange Act.

(tt)              Lending Relationship. Except as disclosed in the Registration Statement and the Preliminary Offering Documents, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of any Underwriter and (ii) does not intend to use any of the proceeds from the sale of the Offered Shares to repay any outstanding debt owed to any affiliate of any Underwriter.

(uu)               Cybersecurity. The Company and its subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data, including “Personal Data,” used in connection with their businesses. “Personal Data” means all personally identifiable information collected from individuals, including, without limitation, any employees or other third parties. There have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and its subsidiaries have been and are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and data, including Personal Data, and to the protection of such IT Systems and data, including Personal Data, from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, result in a Material Adverse Change.

(vv)           Emerging Growth Company Status. From the time of initial filing of the Registration Statement with the Commission (or, if earlier, the first date on which the Company engaged in any Section 5(d) Written Communication or any Section 5(d) Oral Communication) through the date hereof, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”).

(ww)            Communications. The Company (i) has not alone engaged in communications with potential investors in reliance on Section 5(d) of the Securities Act other than Permitted Section 5(d) Communications with the consent of the Representatives with entities that are QIBs or IAIs and (ii) has not authorized anyone other than the Representatives to engage in such communications; the Company reconfirms that the Representatives have been authorized to act on its behalf in undertaking Marketing Materials; as of the Applicable Time, each Permitted Section 5(d) Communication, when considered together with the Time of Sale Prospectus, did not, as of the Applicable Time, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading; and each Permitted Section 5(d) Communication, if any, does not, as of the date hereof, conflict with the information contained in the Registration Statement and the U.S. Preliminary Prospectus.

(xx)         Clinical Data and Regulatory Compliance. The research, preclinical tests and clinical trials, and other studies or tests (collectively, “Studies”) that are described in, or the results of which are referred to in, the Offering Documents were and, if still pending, are being conducted in all material respects in accordance with the protocols, procedures and controls designed and approved for such Studies and with standard medical and scientific research procedures; each description of the results of such Studies is accurate and complete in all material respects and fairly presents the data derived from such Studies, and the Company and its subsidiaries have no knowledge of any other studies the results of which are inconsistent with, or otherwise call into question, the results described or referred to in the Offering Documents; the Company and its subsidiaries have made all such filings and obtained all such approvals as may be required by the Food and Drug Administration of the U.S. Department of Health and Human Services (the “FDA”), Health Canada or any committee thereof, or from any other applicable U.S., Canadian or foreign government or drug or medical device regulatory agency, or health care facility Institutional Review Board (collectively, the “Regulatory Agencies”); neither the Company nor any of its subsidiaries has received any notice of, or correspondence from, any Regulatory Agency requiring the termination, suspension or modification of any clinical trials that are described or referred to in the Offering Documents; and the Company and its subsidiaries have each operated and currently are in compliance in all material respects with all applicable rules, regulations and policies of the Regulatory Agencies.

(yy)            Compliance with Health Care Laws. The Company and its subsidiaries are, and at all times have been, in compliance in all material respects with all Health Care Laws. For purposes of this Agreement, “Health Care Laws” means: (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. Section 301 et seq.), the Public Health Service Act (42 U.S.C. Section 201 et seq.), and the regulations promulgated thereunder; (ii) all applicable federal, state, local and foreign health care fraud and abuse laws, including, without limitation, the Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the Civil False Claims Act (31 U.S.C. Section 3729 et seq.), the criminal false statements law (42 U.S.C. Section 1320a-7b(a)), 18 U.S.C. Sections 286 and 287, the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. Section 1320d et seq.), the Stark Law (42 U.S.C. Section 1395nn), the civil monetary penalties law (42 U.S.C. Section 1320a-7a), the exclusion law (42 U.S.C. Section 1320a-7), the Physician Payments Sunshine Act (42 U.S.C. Section 1320-7h), and applicable laws governing government funded or sponsored healthcare programs; (iii) HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.); (iv) the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010; (v) licensure, quality, safety and accreditation requirements under applicable federal, state, local or foreign laws or regulatory bodies; and (vi) the Canada Health Act (R.S.C. , 1985, c. C-6) and the regulations promulgated thereunder. Neither the Company nor any of its subsidiaries has received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that the Company is in violation of any Health Care Laws nor, to the Company’s knowledge, is any such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action threatened. The Company and its subsidiaries have filed, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws, and all such material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed in all material respects (or were corrected or supplemented by a subsequent submission). Neither the Company nor any of its subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any governmental or regulatory authority. Additionally, neither the Company, nor any of its subsidiaries nor any of their respective officers or directors (or, to the knowledge of the Company, employees or agents) has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or, to the knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that would reasonably be expected to result in debarment, suspension, or exclusion. Neither the Corporation nor any of its subsidiaries has received any information from the FDA, Health Canada or any other governmental or regulatory agency that would reasonably be expected to lead to the denial of any clinical trial application or application for marketing approval before the FDA, Health Canada or such other governmental or regulatory authority.

(zz)            No Contract Terminations. Neither the Company nor any of its subsidiaries has sent or received any communication regarding termination of, or intent not to renew, any of the material contracts or agreements referred to or described in the Offering Documents or any free writing prospectus, or referred to or described in, or filed as an exhibit to, the Registration Statement, and no such termination or non-renewal has been threatened by the Company or any of its subsidiaries or, to the Company’s knowledge, any other party to any such contract or agreement, which threat of termination or non-renewal has not been rescinded as of the date hereof.

(aaa)         Dividend Restrictions. No subsidiary of the Company is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such subsidiary’s equity securities or from repaying to the Company or any other subsidiary of the Company any amounts that may from time to time become due under any loans or advances to such subsidiary from the Company or from transferring any property or assets to the Company or to any other subsidiary.

(bbb)        Canadian Reporting Issuer and Public Disclosure. The Company is a reporting issuer or the equivalent in good standing in all of the Qualifying Jurisdictions under the Canadian Securities Laws and the Company is in compliance, in all material respects, with all of its applicable continuous disclosure obligations and timely disclosure obligations under the Canadian Securities Laws and the rules and regulations of the TSX.

(ccc)         Shelf Procedures Eligibility. The Company is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in each of the Qualifying Jurisdictions and is eligible to use the Shelf Procedures.

(ddd)          Shelf Procedures. The Company has prepared and filed with the Canadian Securities Regulators in accordance with the Shelf Procedures, the Canadian Base Prospectus and has obtained receipts for the Canadian Base Prospectus from the Autorité des marchés financiers (Québec) for and on behalf of itself and each of the other Canadian Securities Regulators. The aggregate amount of all Shares issued pursuant to the Canadian Base Prospectus does not and, upon completion of the offering, will not exceed US$400,000,000 being the maximum allowable amount thereunder.

(eee)         No Significant Acquisition. The Company or any subsidiary (i) has not made any acquisition that is a “significant acquisition” within the meaning of Canadian Securities Laws in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements would be required to be included or incorporated by reference into the Offering Documents under applicable requirements of Canadian Securities Laws, and (ii) does not currently propose to make an acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high, and that would be a “significant acquisition” within the meaning of the Canadian Securities Laws, if completed as of the date of the Offering Documents, and in respect of which historical and/or pro forma financial statements would be required to be included or incorporated by reference into the Offering Documents under applicable requirements of Canadian Securities Laws.

(fff)           Audit Committee. The Company’s board of directors has validly appointed an audit committee whose composition satisfies the requirements of Regulation 52-110 respecting Audit Committees and the audit committee of the Company operates in accordance with all material requirements of Regulation 52-110 respecting Audit Committees.

(ggg)         No Rated Debt or Preferred Securities. There are no debts or preferred securities issued, or guaranteed, by the Company or its subsidiaries that are rated by a “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act.

(hhh)        Certificates. The form of the certificates representing the Shares have been duly approved and adopted by the Company and comply in all respects with the requirements of the CBCA and the TSX.

(iii)       Sarbanes-Oxley. The Company has taken all necessary actions to ensure that, as of the time of effectiveness of the Registration Statement (or, if the Company files any post-effective amendment to the Registration Statement, the effective time of the latest such amendment), it will be in compliance in all material respects with all provisions of the U.S. Sarbanes-Oxley Act of 2002, as amended, and all rules and regulations promulgated thereunder or implementing the provisions thereof (the “Sarbanes-Oxley Act”) that are then in effect and with which the Company is required to comply as of the time of effectiveness of the Registration Statement (or, if the Company files any post-effective amendment to the Registration Statement, the effective time of the latest such amendment), including Section 402 related to loans and Sections 302 and 906 related to certifications.

Any certificate signed by any officer of the Company or any of its subsidiaries and delivered to any Underwriter or to counsel for the Underwriters in connection with the offering, or the purchase and sale, of the Offered Shares shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

The Company has a reasonable basis for making each of the representations set forth in this Section 1. The Company acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Section 6 hereof, counsel to the Company and counsel to the Underwriters, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

Section 2.                  Purchase, Sale and Delivery of the Offered Shares.

(a)                The Firm Shares. Upon the terms herein set forth, the Company agrees to issue and sell to the several Underwriters an aggregate of 16,540,541 Firm Shares. On the basis of the representations, warranties and agreements herein contained, and upon the terms but subject to the conditions herein set forth, the Underwriters agree, severally and not jointly, to purchase from the Company the respective number of Firm Shares set forth opposite their names on Schedule A. The purchase price per Firm Share to be paid by the several Underwriters to the Company shall be US$8.695 per share.

(b)               The First Closing Date. Delivery of certificates (or such other evidence as contemplated by Section 2(f)) for the Firm Shares to be purchased by the Underwriters and payment therefor shall be made at the offices of Cooley LLP (or such other place as may be agreed to by the Company and the Representatives) at 9:00 a.m. New York City time, on July 18, 2022, or such other time and date not later than 1:30 p.m. New York City time, on July 18, 2022 as the Representatives and the Company shall agree (the time and date of such closing are called the “First Closing Date”). The Company hereby acknowledges that circumstances under which the Representatives may request postponement of the First Closing Date as originally scheduled include, but are not limited to, any determination by the Company or the Representatives to recirculate to the public copies of an amended or supplemented Final Offering Document or a delay as contemplated by the provisions of Section 11.

(c)                The Optional Shares; Option Closing Date. In addition, on the basis of the representations, warranties and agreements herein contained, and upon the terms but subject to the conditions herein set forth, the Company hereby grants an option to the several Underwriters to purchase, severally and not jointly, up to an aggregate of 2,481,081 Optional Shares from the Company at the purchase price per share to be paid by the Underwriters for the Firm Shares. The option granted hereunder may be exercised at any time and from time to time in whole or in part upon notice by the Representatives to the Company, which notice may be given at any time within 30 days from the date of this Agreement. Such notice shall set forth (i) the aggregate number of Optional Shares as to which the Underwriters are exercising the option and (ii) the time, date and place at which certificates (or such other evidence as contemplated by Section 2(f)) for the Optional Shares will be delivered (which time and date may be simultaneous with, but not earlier than, the First Closing Date; and in the event that such time and date are simultaneous with the First Closing Date, the term “First Closing Date” shall refer to the time and date of delivery of certificates (or such other evidence as contemplated by Section 2(f)) for the Firm Shares and such Optional Shares). Any such time and date of delivery, if subsequent to the First Closing Date, is called an “Option Closing Date,” and shall be determined by the Representatives and shall not be earlier than two or later than five full business days after delivery of such notice of exercise. If any Optional Shares are to be purchased, each Underwriter agrees, severally and not jointly, to purchase the number of Optional Shares (subject to such adjustments to eliminate fractional shares as the Representatives may determine) that bears the same proportion to the total number of Optional Shares to be purchased as the number of Firm Shares set forth on Schedule A opposite the name of such Underwriter bears to the total number of Firm Shares. The Representatives may cancel the option at any time prior to its expiration by giving written notice of such cancellation to the Company.

(d)               Public Offering of the Offered Shares. The Representatives hereby advise the Company that the Underwriters intend to offer for sale to the public, initially on the terms set forth in the Preliminary Offering Documents and the Time of Sale Prospectus, their respective portions of the Offered Shares as soon after this Agreement has been executed, the Time of Sale Prospectus has been made available to offerees, and the Registration Statement has been declared effective as the Representatives, in their sole judgment, have determined is advisable and practicable.

(e)                Payment for the Offered Shares.

(i)                 Payment for the Offered Shares shall be made at the First Closing Date (and, if applicable, at each Option Closing Date) by wire transfer of immediately available funds to the order of the Company.

(ii)               It is understood that the Representatives have been authorized, for their own account and the accounts of the several Underwriters, to accept delivery of and receipt for, and make payment of the purchase price for, the Firm Shares and any Optional Shares the Underwriters have agreed to purchase. Each of Jefferies, Evercore and RBC, individually and not as the Representatives of the Underwriters, may (but shall not be obligated to) make payment for any Offered Shares to be purchased by any Underwriter whose funds shall not have been received by the Representatives by the First Closing Date or the applicable Option Closing Date, as the case may be, for the account of such Underwriter, but any such payment shall not relieve such Underwriter from any of its obligations under this Agreement.

(f)                 Delivery of the Offered Shares. The Company shall deliver, or cause to be delivered, to the Representatives for the accounts of the several Underwriters certificates (or such other evidence as contemplated by Section 2(f)) for the Firm Shares at the First Closing Date, against release of a wire transfer of immediately available funds for the amount of the purchase price therefor. The Company shall also deliver, or cause to be delivered to the Representatives for the accounts of the several Underwriters, certificates (or such other evidence as contemplated by Section 2(f)) for the Optional Shares the Underwriters have agreed to purchase at the First Closing Date or the applicable Option Closing Date, as the case may be, against the release of a wire transfer of immediately available funds for the amount of the purchase price therefor. If Jefferies so elects, delivery of the Offered Shares may be made by credit to the accounts designated by Jefferies through The Depository Trust Company’s full fast transfer or DWAC programs in the United States and/or pursuant to the non-certificate issue system maintained by CDS Clearing & Depository Services Inc. in Canada. If Jefferies so elects, the certificates (if any) for the Offered Shares shall be registered in such names and denominations as the Representatives shall have requested at least two full business days prior to the First Closing Date (or the applicable Option Closing Date, as the case may be) and shall be made available for inspection on the business day preceding the First Closing Date (or the applicable Option Closing Date, as the case may be) at a location in New York City as the Representatives may designate. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

The Company acknowledges and agrees that the Underwriters are acting severally and not jointly in performing their respective obligations under this Agreement (including obligations under any Schedules to this Agreement) and no Underwriter shall be liable for any act, omission or conduct by any other Underwriter.

Section 3.                  Additional Covenants of the Company.

The Company further covenants and agrees with each Underwriter as follows:

(a)                Delivery of Time of Sale Prospectus and U.S. Final Prospectus. The Company shall furnish to you in New York City, without charge, prior to 10:00 a.m. New York City time on the business day next succeeding the date of this Agreement and during the period when a prospectus relating to the Offered Shares is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with sales of the Offered Shares, as many copies of the Time of Sale Prospectus, the Final Offering Documents, and any supplements and amendments thereto as you may reasonably request.

(b)               Representatives’ Review of Proposed Amendments and Supplements. During the period when a prospectus relating to the Offered Shares is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule), the Company (i) will furnish to the Representatives for review, a reasonable period of time prior to the proposed time of filing of any proposed amendment or supplement to the Registration Statement, a copy of each such amendment or supplement and (ii) will not amend or supplement the Registration Statement without the Representatives’ prior written consent. Prior to amending or supplementing the Preliminary Offering Documents, the Time of Sale Prospectus or the Final Offering Documents, the Company shall furnish to the Representatives for review, a reasonable amount of time prior to the time of filing or use of the proposed amendment or supplement, a copy of each such proposed amendment or supplement. The Company shall not file or use any such proposed amendment or supplement without the Representatives’ prior written consent.

(c)                Free Writing Prospectuses. The Company shall furnish to the Representatives for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed free writing prospectus or any amendment or supplement thereto prepared by or on behalf of, used by, or referred to by the Company, and the Company shall not file, use or refer to any proposed free writing prospectus or any amendment or supplement thereto without the Representatives’ prior written consent. The Company shall furnish to each Underwriter, without charge, as many copies of any free writing prospectus prepared by or on behalf of, used by or referred to by the Company as such Underwriter may reasonably request. If at any time when a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with sales of the Offered Shares (but in any event if at any time through and including the First Closing Date) there occurred or occurs an event or development as a result of which any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such time, not misleading, the Company shall promptly amend or supplement such free writing prospectus to eliminate or correct such conflict or so that the statements in such free writing prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such free writing prospectus, the Company shall furnish to the Representatives for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented free writing prospectus, and the Company shall not file, use or refer to any such amended or supplemented free writing prospectus without the Representatives’ prior written consent.

(d)               Filing of Underwriter Free Writing Prospectuses. The Company shall not take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that such Underwriter otherwise would not have been required to file thereunder.

(e)                Offering Document Amendments.

(i)                 During the period from the date of this Agreement until the later of the First Closing Date (or with respect to the Optional Shares, each Option Closing Date) and the date of completion of distribution of the Offered Shares under the Final Offering Documents, the Company will comply with Section 25 of the Securities Act (Québec) and with the comparable provisions of the other Canadian Securities Laws, and the Company will prepare, with the input of the Underwriters, and the Company will file promptly after consultation with the Underwriters, any Canadian Prospectus Amendment which, in the opinion of the Company, acting reasonably, may be necessary or advisable, and will otherwise comply with all legal requirements and take all actions necessary to continue to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions for as long as may be necessary to complete the distribution of the Offered Shares.

(ii)               In the event that the Company is required by Canadian Securities Laws (as a result of a change in Canadian Securities Laws or otherwise) to prepare and file a Canadian Prospectus Amendment, the Company shall prepare and deliver promptly to the Underwriters signed and certified copies of such Canadian Prospectus Amendment in the English and French languages. Concurrently with the delivery of any Canadian Prospectus Amendment, the Company shall deliver to the Underwriters, with respect to such Canadian Prospectus Amendment, documents similar to those referred to in Sections 6(a)(i)(y), 6(a)(ii)(y) and 6(b). The Underwriters shall deliver a copy of any applicable Canadian Prospectus Amendment to each purchaser of Offered Shares from the Underwriters in accordance with Canadian Securities Laws.

(iii)             In addition to the matters set out above in this Section 3(e) and in Section 3(g), the Company will, in good faith, discuss with the Underwriters any change, event or fact contemplated in those Sections which is of a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under Section 3(g) and will consult with the Underwriters with respect to the form and content of any Offering Document Amendment, it being understood and agreed that no such Offering Document Amendment will be filed with any Canadian Securities Regulator or the Commission, and no Offering Document Amendment will be distributed, prior to review by the Underwriters and their counsel, and the Company shall permit the Underwriters to review and participate in the preparation of any Offering Document Amendment and shall allow each of the Underwriters to conduct any due diligence investigations which any of them reasonably requires in order to fulfill its obligations as an underwriter under the Canadian Securities Laws and United States Securities Laws in order to enable it to responsibly execute the certificate in any Offering Document Amendment required to be executed by it.

(iv)              If the Time of Sale Prospectus is being used to solicit offers to buy the Offered Shares at a time when the U.S. Final Prospectus is not yet available to prospective purchasers, and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus so that the Time of Sale Prospectus does not include a misrepresentation, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, the Company shall (subject to Section 3(b) and Section 3(c) hereof) promptly prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not include a misrepresentation or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the information contained in the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(v)                If, during such period after the first date of the public offering of the Offered Shares based upon the reasonable advice of counsel for the Underwriters, the Canadian Prospectus Supplement (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Canadian Prospectus Supplement in order to make the statements therein, in the light of the circumstances in which they were made, not misleading, or if, based upon the reasonable advice of counsel for the Underwriters, it is necessary to amend or supplement the Canadian Prospectus Supplement to comply with applicable law, the Company will forthwith prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses the Underwriters will furnish to the Company) to which Offered Shares may have been sold by the Underwriters and to any other dealers upon request, either amendments or supplements to the Canadian Prospectus Supplement so that the statements in the Canadian Prospectus Supplement as so amended or supplemented will not, in the light of the circumstances in which they were made, be misleading or so that the Canadian Prospectus Supplement, as amended or supplemented, will comply with applicable law.

(f)                 Certain Notifications and Required Actions. After the date of this Agreement, the Company shall promptly advise the Representatives in writing of: (i) the receipt of any comments of, or requests made by any securities commission, stock exchange or comparable authority for amending or supplementing any of the Offering Documents, or for additional or supplemental information; (ii) the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to any Offering Documents or any free writing prospectus; (iii) the time and date that any post-effective amendment to the Registration Statement becomes effective; (iv) the suspension of the qualification of the Offered Shares for offering or sale in any of the Qualifying Jurisdictions or in the United States; and (v) the issuance by any securities commission, stock exchange or comparable authority of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or of any order preventing or suspending the use of any Offering Document or free writing prospectus, or of any proceedings to remove, suspend or terminate from listing or quotation the Shares from any securities exchange upon which they are listed for trading or included or designated for quotation, or of the threatening or initiation of any proceedings for any of such purposes, and the Company will use its best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the lifting of such order at the earliest possible moment.

(g)                Material Change or Change in Material Fact During Distribution.

(i)                 After the date of this Agreement, the Company shall promptly advise the Representatives in writing of: (A) any material change (whether actual, or, to the knowledge of the Company, anticipated, contemplated, proposed or threatened) in the earnings, business, properties, operations, operating results, assets, liabilities or prospects, whether or not arising from transactions in the ordinary course of business, of the Company and the subsidiaries taken as a whole; (B) any material fact that has arisen or has been discovered and would have been required to have been stated in the Offering Documents or any Offering Document Amendment had the fact arisen or been discovered on, or prior to, the date of such document; and (C) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents or any occurrence of a material fact after the date of this Agreement, which change or fact is, or would reasonably be expected to be, of such a nature as to render any statement in the Offering Documents misleading or untrue or which would result in a misrepresentation in the Offering Documents or which would result in the Offering Documents not complying in all material respects (to the extent that such compliance is required) with Canadian Securities Laws or United States Securities Laws, in each case, as at any time up to and including the later of the First Closing Date (or, with respect to the Optional Shares, each Option Closing Date) and the date of completion of the offer and sale of the Offered Shares under the Final Offering Documents.

(ii)               The Company shall promptly, and in any event within any applicable time limitation, comply to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under the Canadian Securities Laws and the United States Securities Laws as a result of any change or fact contemplated under Section 3(g), provided that the Company shall not file any Offering Document Amendment or other document, or distribute any Offering Document Amendment or other document, without first consulting with the Underwriters. The Company shall in good faith discuss with the Underwriters any fact or change in circumstances which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 3(g).

(iii)             The Company covenants and agrees with the Underwriters that it will: (A) promptly provide to the Underwriters, during the period commencing on the date hereof and until completion of the offer and sale of the Offered Shares, copies of any filings made by the Company of information relating to the offering of the Offered Shares with any securities exchange or any regulatory body in Canada or the United States or any other jurisdiction; and (B) promptly provide to the Underwriters, during the period commencing on the date hereof and until completion of the offer and sale of the Offered Shares, drafts of any press releases (other than press releases which do not contain material facts and relate to promotion of Company products, sponsorship of events or similar press releases issued with a view to market the products of the Company as opposed to disclosing material facts or other material information) of the Company relating to the Company or the offering contemplated by this Agreement for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that the Company may issue such press releases immediately without prior Underwriters’ counsel review to the extent immediate release is required to comply with applicable Canadian Securities Laws or United States Securities Laws or other legislation or the rules and regulations of the TSX or the Nasdaq and further provided that the consent of the Underwriters shall not be required for the issuance of any such press releases.

(h)               Amendments and Supplements to the Offering Documents and Other Securities Matters. If any event shall occur or condition exist as a result of which it is necessary, in the reasonable view of the Company in consultation with the Underwriters, to amend or supplement the Offering Documents so that the Offering Documents do not include any misrepresentation, or if in the opinion of the Representatives or counsel for the Underwriters it is otherwise necessary to amend or supplement the Offering Documents to comply with applicable law, the Company agrees (subject to Section 3(b) and Section 3(c)) hereof to promptly prepare, file with the Commission and Canadian Securities Regulators, as applicable, and furnish, at its own expense, to the Underwriters and to any dealer upon request, amendments or supplements to the Offering Documents so that the statements in the Offering Documents as so amended or supplemented will not include any misrepresentation or so that the Offering Documents, as amended or supplemented, will comply with applicable law. Neither the Representatives’ consent to, nor delivery of, any such amendment or supplement shall constitute a waiver of any of the Company’s obligations under Section 3(b) or Section 3(c).

(i)                 Blue Sky Compliance. The Company shall cooperate with the Representatives and counsel for the Underwriters to qualify or register the Offered Shares for sale under (or obtain exemptions from the application of) the state securities or blue sky laws, or other foreign laws of those jurisdictions designated by the Representatives, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the offer and sale of the Offered Shares; provided that, the Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any such jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign corporation. The Company will advise the Representatives promptly of the suspension of the qualification or registration of (or any such exemption relating to) the Offered Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.

(j)                 Use of Proceeds. The Company shall apply the net proceeds from the sale of the Offered Shares sold by it in the manner described under the caption “Use of Proceeds” in the Offering Documents.

(k)               Earnings Statement. The Company will make generally available to its security holders and to the Representatives as soon as practicable an earnings statement (which need not be audited) covering a period of at least twelve months beginning with the first fiscal quarter of the Company commencing after the date of this Agreement that will satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(l)                 Compliance with Securities Laws. The Company covenants with the Underwriters that the Company will, as soon as possible following the execution of this Agreement but, in any event, no later than the Qualification Deadline, (i) file the Canadian Prospectus Supplement including the Shelf Information in a form approved by the Underwriters, acting reasonably, in accordance with the passport system procedures provided for under NP 11-202 (the “Passport System”) with the Autorité des marchés financiers (Québec) (in its capacity as the principal regulator under the Passport System) and with the Canadian Securities Regulators in each of the Qualifying Jurisdictions and (ii) voluntarily provide to the Commission on EDGAR the U.S. Final Prospectus in a form approved by the Underwriters, acting reasonably, and advise the Underwriters promptly when each such filings have been made. The Company will comply with the United States Securities Laws and Canadian Securities Laws so as to permit the completion of the offer and sale of the Offered Shares in the Qualifying Jurisdictions and the United States through the Underwriters or their respective affiliates or any other investment dealers or brokers duly registered in such jurisdictions as contemplated by this Agreement and the Offering Documents. Without limiting the generality of the foregoing, the Company will, during the period when a prospectus relating to the Offered Shares is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule), file on a timely basis with the Commission and the Nasdaq all reports and documents required to be filed under the Exchange Act.

(m)             Marketing Materials.

(i)                 During the offer and sale of the Offered Shares: (A) the Company shall prepare, in consultation with the Representatives, and approve in writing, prior to such time any marketing materials are provided to potential investors in Offered Shares, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential investor, such marketing materials to comply with Canadian Securities Laws and United States Securities Laws, as applicable, and to be acceptable in form and substance to the Company and the Underwriters, acting reasonably; (B) the Representatives shall, on behalf of the Underwriters, as contemplated by the Canadian Securities Laws and United States Securities Laws, as applicable, approve a template version reasonably acceptable to the Representatives of any such marketing materials in writing prior to the time such marketing materials are provided to potential purchasers of Offered Shares; (C) the Company shall deliver any such marketing materials to the Canadian Securities Regulators in compliance with Canadian Securities Laws; and (D) following the approvals set forth in subparagraphs (i) to (ii) above, the Underwriters may provide a limited-use version (within the meaning of NI 44-102) of such marketing materials to potential investors in Offered Shares in accordance with Canadian Securities Laws and United States Securities Laws, as applicable.

(ii)               The Company and the Underwriters, on a several basis, covenant and agree during the offer and sale of the Offered Shares: (A) not to provide any potential investor with any materials or information in relation to the offer and sale of the Offered Shares or the Company, other than: (w) such marketing materials that have been approved in accordance with this Section 3(m); (x) the Offering Documents in accordance with this Agreement; (y) any standard term sheets approved in writing by the Company and the Representatives on behalf of the Underwriters; and (z) any “preliminary prospectus notice” or “final prospectus notice” (each as defined in NI 41-101); and (B) that any marketing materials approved and delivered in accordance with this Section 3(m), and any standard term sheets approved in writing by the Company and the Representatives, shall only be provided to potential investors in those jurisdictions where it is lawful for such party to do so.

(n)               Due Diligence. Until the completion of the offer and sale of the Offered Shares, the Company shall permit the Underwriters to review and participate in the preparation of the Offering Documents and shall allow each of the Underwriters to conduct any due diligence investigations which any of them reasonably requires in order to fulfill its obligations as an underwriter under the Canadian Securities Laws and the United States Securities Laws, to avail themselves of a defense to any claim for misrepresentation in the Offering Documents, as applicable, and enable them to responsibly execute any certificate required to be executed by the Underwriters in any such documentation. Up to the later of the First Closing Date (or, with respect to the Optional Shares, each Option Closing Date) and the date of completion of the offer and sale of the Offered Shares, the Company shall allow each of the Underwriters to conduct any due diligence investigations that any of them reasonably requires to confirm that it continues to have reasonable grounds for the belief that the Offering Documents do not contain a misrepresentation as at such date or as at the date of such Offering Documents.

(o)                Listing. The Company (A) has filed a Listing of Additional Shares notification with respect to the Offered Shares with Nasdaq and will use its best efforts to receive no objections thereto and (B) will cause the Offered Shares to be conditionally approved for listing and posting for trading the Offered Shares on the TSX, subject only to the satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances.

(p)               Company to Provide Copy of the U.S. Final Prospectus in Form That May be Downloaded from the Internet. If requested by the Representatives, the Company shall cause to be prepared and delivered, at its expense, within two business days from the effective date of this Agreement, to the Representatives an “electronic Prospectus” to be used by the Underwriters in connection with the offering and sale of the Offered Shares. As used herein, the term “electronic Prospectus” means a form of U.S. Final Prospectus, and any amendment or supplement thereto, that meets each of the following conditions: (i) it shall be encoded in an electronic format, satisfactory to the Representatives, that may be transmitted electronically by the Representatives to offerees and purchasers of the Offered Shares; (ii) it shall disclose the same information as the paper U.S. Final Prospectus, except to the extent that graphic and image material cannot be disseminated electronically, in which case such graphic and image material shall be replaced in the electronic U.S. Final Prospectus with a fair and accurate narrative description or tabular representation of such material, as appropriate; and (iii) it shall be in or convertible into a paper format or an electronic format, satisfactory to the Representatives, that will allow investors to store and have continuously ready access to the U.S. Final Prospectus at any future time, without charge to investors (other than any fee charged for subscription to the Internet as a whole and for on-line time). The Company hereby confirms that it has included or will include in the U.S. Final Prospectus filed pursuant to EDGAR or otherwise with the Commission and in the Registration Statement at the time it was declared effective an undertaking that, upon receipt of a request by an investor or his or her representative, the Company shall transmit or cause to be transmitted promptly, without charge, a paper copy of the documents incorporated by reference in the U.S. Final Prospectus.

(q)               Agreement Not to Offer or Sell Additional Shares. During the period commencing on and including the date hereof and continuing through and including the 90th day following the date of the Final Offering Documents (such period being referred to herein as the “Lock-up Period”), the Company will not, without the prior written consent of Jefferies and Evercore (which consent may be withheld in their sole discretion), directly or indirectly: (i) sell, offer to sell, contract to sell or lend any Shares or Related Securities (as defined below); (ii) effect any short sale, or establish or increase any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) or liquidate or decrease any “call equivalent position” (as defined in Rule 16a-1(b) under the Exchange Act) of any Shares or Related Securities; (iii) pledge, hypothecate or grant any security interest in any Shares or Related Securities; (iv) in any other way transfer or dispose of any Shares or Related Securities; (v) file or submit, or cause the filing or submission, of any prospectus in Canada or registration statement under the Securities Act with respect to any Shares or other capital stock or any securities convertible into or exercisable or exchangeable for any Shares or other capital stock (other than the Registration Statement, or any required amendment or supplement thereto, filed to register the Offered Shares to be sold to the Underwriters pursuant to this Agreement, and other than a Form S-8 to register securities issuable pursuant to the Company’s equity compensation plans as those plans are in effect on the date of this Agreement and as described in the Time of Sale Prospectus and Final Offering Documents); or (vi) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of any Shares or Related Securities, regardless of whether any such transaction described in clause (i) or (vi) above is to be settled by delivery of Shares, other capital stock, other securities, in cash or otherwise; (vii) announce the offering of any Shares or Related Securities; (viii) effect a reverse stock split, recapitalization, share consolidation, reclassification or similar transaction affecting the outstanding Shares; or (ix) publicly announce the intention to do any of the foregoing; provided, however, that the Company may (A) effect the transactions contemplated hereby, (B) issue Shares or Related Securities, or issue Shares upon exercise or vesting of Related Securities, pursuant to any stock option, stock bonus or other stock plan or arrangement or outstanding warrants described in the Offering Documents, but only with respect to (x) after the 10th day following the date of the Final Offering Documents, to an aggregate of 602,778 Shares issuable upon the exercise of Related Securities held by directors and executive officers of the Company that are scheduled to expire during the Lock-up Period, and (y) additional Shares or Related Securities, provided that each recipient of such securities that is a director or executive officer of the Company shall have agreed in writing with the Underwriters not to sell, offer, dispose of or otherwise transfer any Shares or Related Securities during such Lock-up Period (except for the Shares and Related Securities referred to in (x) herein) without the prior written consent of Jefferies and Evercore (which consent may be withheld in their sole discretion), (C) issue Shares or Related Securities in connection with any acquisition, collaboration, licensing or other strategic transaction (but excluding transactions principally of a financing nature); provided that the aggregate number of Shares or Related Securities (on an as-converted or as-exercised basis, as the case may be) that the Company may sell or issue or agree to sell or issue pursuant to this clause (C) shall not exceed five percent (5%) of the total number of Shares issued and outstanding immediately following the consummation of the transactions contemplated by this Agreement; and provided further that the Company shall cause each recipient of such Shares or Related Securities to agree in writing with the Underwriters not to sell, offer, dispose of or otherwise transfer any such Shares or Related Securities during such Lock-up Period without the prior written consent of Jefferies and Evercore (which consent may be withheld in their sole discretion), or (D) offer and sell Shares under any future at-the-market offering program for which Jefferies is the sales agent and/or principal. For purposes of the foregoing, “Related Securities” shall mean any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for, or convertible into, Shares.

(r)                No Stabilization or Manipulation; Compliance with Regulation M. The Company will not take, and will ensure that no director, officers or controlled affiliates of the Company will take, directly or indirectly, any action designed to or that might cause or result in stabilization or manipulation of the price of the Shares or any reference security with respect to the Shares, whether to facilitate the sale or resale of the Offered Shares or otherwise, and the Company will, and shall cause each of its directors, officers and controlled affiliates to, comply with all applicable provisions of Regulation M.

(s)                 Company to Provide Interim Financial Statements. Prior to the First Closing Date and each applicable Option Closing Date, the Company will furnish the Underwriters, as soon as they have been prepared by or are available to the Company, a copy of any unaudited interim financial statements of the Company for any period subsequent to the period covered by the most recent financial statements appearing or incorporated by reference in the Offering Documents.

(t)                 Amendments and Supplements to Permitted Section 5(d) Communications. If at any time following the distribution of any Permitted Section 5(d) Communication, there occurred or occurs an event or development as a result of which such Permitted Section 5(d) Communication included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representatives and will promptly amend or supplement, at its own expense, such Permitted Section 5(d) Communication to eliminate or correct such untrue statement or omission.

(u)               Emerging Growth Company Status. The Company will promptly notify the Representatives if the Company ceases to be an Emerging Growth Company at any time prior to the later of the (i) time when a prospectus relating to the Offered Shares is not required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) and (ii) the expiration of the Lock-up Period (as defined herein).

Section 4.                  Payment of Expenses. The Company agrees to pay all costs, fees and expenses incurred in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation (i) all expenses incident to the issuance and delivery of the Offered Shares (including all printing and engraving costs), (ii) all fees and expenses of the registrar and transfer agent of the Shares, (iii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Offered Shares to the Underwriters, (iv) all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors, (v) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Offering Documents, each free writing prospectus prepared by or on behalf of, used by, or referred to by the Company, each Permitted Section 5(d) Communication, and all amendments and supplements thereto, and this Agreement, (vi) all filing fees, attorneys’ fees and expenses incurred by the Company or the Underwriters in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Offered Shares for offer and sale under the state securities or blue sky laws and, if requested by the Representatives, preparing and printing a “Blue Sky Survey” or memorandum and any supplements thereto, advising the Underwriters of such qualifications, registrations and exemptions, (vii) the costs, fees and expenses incurred by the Underwriters in connection with determining their compliance with the rules and regulations of FINRA related to the Underwriters’ participation in the offer and sale of the Offered Shares, including any related filing fees and the legal fees of, and disbursements by, counsel to the Underwriters, provided that such expenses shall not exceed US$25,000 in the aggregate, (viii) the costs and expenses of the Company relating to investor presentations on any “road show”, any Permitted Section 5(d) Communication or any Section 5(d) Oral Communication undertaken in connection with the offering of the Offered Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives, employees and officers of the Company and any such consultants, and the cost of any aircraft chartered in connection with the road show, and (ix) the fees and expenses associated with listing the Offered Shares on the TSX and the Nasdaq. Except as provided in this Section 4 or in Section 7, Section 9 or Section 10 hereof, the Underwriters shall pay their own expenses, including the fees and disbursements of their counsel.

Section 5.                  Covenant of the Underwriters. Each Underwriter severally and not jointly covenants with the Company not to take any action that would result in the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not, but for such actions, be required to be filed by the Company under Rule 433(d).

Section 6.                  Conditions of the Obligations of the Underwriters. The respective obligations of the several Underwriters hereunder to purchase and pay for the Offered Shares as provided herein on the First Closing Date and, with respect to the Optional Shares, each Option Closing Date, shall be subject to the accuracy of the representations and warranties on the part of the Company set forth in Section 1 hereof as of the date hereof and as of the First Closing Date as though then made and, with respect to the Optional Shares, as of each Option Closing Date as though then made, to the timely performance by the Company of its covenants and other obligations hereunder, and to each of the following additional conditions:

(a)                Delivery of Documents. The Company shall deliver or cause to be delivered to each of the Underwriters and the Underwriters’ counsel at the respective times indicated, the following documents:

(i)                 At or prior to the filing thereof with the Canadian Securities Regulators: (x) a copy of the Canadian Prospectus Supplement and any Canadian Prospectus Amendment, in each case signed and certified as required by the Canadian Securities Laws applicable in the Qualifying Jurisdictions, in the English and French language; and (y) a copy of any other document required to be filed by the Company along with the Canadian Prospectus Supplement or in connection with the offering and sale of the Offered Shares under Canadian Securities Laws.

(ii)               At or prior to the filing of the Canadian Prospectus Supplement with the Canadian Securities Regulators: (x) opinions of Davies Ward Phillips & Vineberg LLP, dated the date of such document, in form and substance satisfactory to the Representatives, acting reasonably, addressed to the Underwriters and their counsel, to the effect that the French language version of the Canadian Final Prospectus, except the Financial Information and the remaining financial data upon which the auditors of an issuer usually opine as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof; and (y) opinions of KPMG LLP dated the date of such document, in form and substance satisfactory to the Representatives, acting reasonably, addressed to the Underwriters and their counsel, to the effect that the French language version of the Financial Information and the remaining financial data upon which the auditors of an issuer usually opine included in such document, is, in all material respects, a complete and proper translation of the English language version thereof.

(iii)             As soon as practicable, after the filing of the Canadian Prospectus Supplement with the Canadian Securities Regulators, a copy of the acknowledgment of filing of the U.S. Final Prospectus on EDGAR.

(b)               Comfort Letter. On the date hereof, the Representatives shall have received from KPMG LLP, independent registered public accountants for the Company, a letter dated the date hereof addressed to the Underwriters, in form and substance satisfactory to the Representatives, containing statements and information of the type ordinarily included in accountant’s “comfort letters” to underwriters, with respect to the audited and unaudited financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus, Preliminary Offering Documents and each free writing prospectus, if any.

(c)                Compliance with Registration Requirements; No Stop Order. For the period from and after the date of this Agreement and through and including the First Closing Date and, with respect to any Optional Shares purchased after the First Closing Date, each Option Closing Date:

(i)                 The Company shall have filed the U.S. Final Prospectus with the Commission in the manner and within the time period required by Form F-10 under the Securities Act.

(ii)               No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment to the Registration Statement or order preventing or suspending the use of any Offering Document shall be in effect, and no proceedings for such purpose shall have been instituted or threatened by the Commission or any Canadian Securities Regulator.

(d)               No Material Adverse Change. For the period from and after the date of this Agreement and through and including the First Closing Date and, with respect to any Optional Shares purchased after the First Closing Date, each Option Closing Date, in the judgment of the Representatives there shall not have occurred any Material Adverse Change.

(e)                Opinions of Counsel for the Company. On each of the First Closing Date and each Option Closing Date, the Representatives shall have received (i) the opinion and negative assurance letter of Goodwin Procter LLP, U.S. counsel for the Company, dated as of such date, in form and substance satisfactory to the Representatives, (ii) the opinion of Davies Ward Phillips & Vineberg LLP, Canadian counsel for the Company, dated as of such date, in form and substance satisfactory to the Representatives, and (iii) the intellectual property opinion of Wilson Sonsini Goodrich & Rosati, P.C., intellectual property counsel for the Company, dated as of such date, in form and substance satisfactory to the Representatives.

(f)                 Opinion of Counsel for the Underwriters. On each of the First Closing Date and each Option Closing Date, the Representatives shall have received the opinion and negative assurance letter of Cooley LLP, U.S. counsel for the Underwriters in connection with the offer and sale of the Offered Shares, in form and substance satisfactory to the Representatives.

(g)                Officers’ Certificate. On each of the First Closing Date and each Option Closing Date, the Representatives shall have received a certificate executed by the President and Chief Executive Officer of the Company and the Vice President, Finance of the Company, dated as of such date, to the effect set forth in Section 6(c)(ii) and further to the effect that:

(i)                 for the period from and including the date of this Agreement through and including such date, there has not occurred any Material Adverse Change;

(ii)               the representations, warranties and covenants of the Company set forth in Section 1 of this Agreement are true and correct with the same force and effect as though expressly made on and as of such date;

(iii)             the Company has complied with all the agreements hereunder and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to such date; and

(iv)              the Final Offering Documents (except any information, statement or omission relating solely to the Underwriters made in reliance upon and in conformity with written information furnished to the Company by any Underwriter specifically for use in the Final Offering Documents) (i) do not contain a misrepresentation; (ii) in the case of the Canadian Final Prospectus, does contain full, true and plain disclosure of all material facts relating to the Company and the Offered Shares; and (iii) do not contain an untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading.

(h)               Bring-down Comfort Letter. On each of the First Closing Date and each Option Closing Date, the Representatives shall have received from KPMG LLP, independent registered public accountants for the Company, a letter dated such date, in form and substance satisfactory to the Representatives, which letter shall: (i) reaffirm the statements made in the letter furnished by them pursuant to Section 6(b), except that the specified date referred to therein for the carrying out of procedures shall be no more than three business days prior to the First Closing Date or the applicable Option Closing Date, as the case may be; and (ii) cover certain financial information contained in the Final Offering Documents.

(i)                 Lock-Up Agreements. On or prior to the date hereof, the Company shall have furnished to the Representatives an agreement in the form of Exhibit A hereto from each of the persons listed on Exhibit B hereto, and each such agreement shall be in full force and effect on each of the First Closing Date and each Option Closing Date.

(j)                 Approval of Listing. At the First Closing Date, the Company shall have filed a Listing of Additional Shares notification with respect to the Offered Shares with Nasdaq and shall have received no objections thereto, and the Offered Shares shall have been conditionally approved for listing and posting for trading on the TSX, subject only to the satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances.

(k)               CFO Certificate. On the date of this Agreement and on the First Closing Date or the applicable Option Closing Date, as the case may be, the Company shall have furnished to the Representatives a certificate, dated the respective dates of delivery thereof and addressed to the Underwriters, of its Chief Financial Officer with respect to certain financial data contained in the Time of Sale Prospectus and the Final Offering Documents, providing “management comfort” with respect to such information, in form and substance reasonably satisfactory to the Representatives.

(l)                 Additional Documents. On or before each of the First Closing Date and each Option Closing Date, the Representatives and counsel for the Underwriters shall have received such information, documents and opinions as they may reasonably request for the purposes of enabling them to pass upon the issuance and sale of the Offered Shares as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Offered Shares as contemplated herein and in connection with the other transactions contemplated by this Agreement shall be satisfactory in form and substance to the Representatives and counsel for the Underwriters.

If any condition specified in this Section 6 is not satisfied when and as required to be satisfied, this Agreement may be terminated by the Representatives by notice from the Representatives to the Company at any time on or prior to the First Closing Date and, with respect to the Optional Shares, at any time on or prior to the applicable Option Closing Date, which termination shall be without liability on the part of any party to any other party, except that Section 4, Section 7, Section 9 and Section 10 shall at all times be effective and shall survive such termination.

Section 7.                  Reimbursement of Underwriters’ Expenses. If this Agreement is terminated by the Representatives pursuant to Section 6 (other than Section 6(f)), or if the sale to the Underwriters of the Offered Shares on the First Closing Date is not consummated because of any refusal, inability or failure on the part of the Company to perform any agreement herein or to comply with any provision hereof, the Company agrees to reimburse the Representatives and the other Underwriters (or such Underwriters as have terminated this Agreement with respect to themselves), severally, upon demand for all out-of-pocket expenses that shall have been reasonably incurred by the Representatives and the Underwriters in connection with the proposed purchase and the offering and sale of the Offered Shares, including, but not limited to, fees and disbursements of counsel, printing expenses, travel expenses, postage, facsimile and telephone charges.

Section 8.                  Effectiveness of this Agreement. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

Section 9.                  Indemnification.

(a)                Indemnification of the Underwriters. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates, directors, officers, employees and agents, and each person, if any, who controls any Underwriter within the meaning of the Securities Act or the Exchange Act against any loss, claim, damage, liability or expense, as incurred, to which such Underwriter or such affiliate, director, officer, employee, agent or controlling person may become subject, under the Securities Act, the Exchange Act, Canadian Securities Laws or other federal, provincial or state statutory law or regulation, or the laws or regulations of foreign jurisdictions where Offered Shares have been offered or sold, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Company), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (A)(i)  any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; or (ii) any misrepresentation, untrue statement or alleged misrepresentation or untrue statement of a material fact included in any Preliminary Offering Document, the Time of Sale Prospectus, any free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act, any Marketing Material, any Section 5(d) Written Communication or any Offering Document (or any amendment or supplement to the foregoing), or the omission or alleged omission to state therein a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading; or (iii) any act or failure to act or any alleged act or failure to act by any Underwriter in connection with, or relating in any manner to, the Offered Shares or the offering contemplated hereby, and which is included as part of or referred to in any loss, claim, damage, liability or action arising out of or based upon any matter covered by clause (i) or (ii) above; (B) the violation by the Company of any Canadian Securities Laws, United States Securities Laws or laws or regulations of foreign jurisdictions where Offered Shares have been offered or sold; (C) any order made or inquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement of a material fact, or misrepresentation or alleged untrue statement of a material fact, or misrepresentation in the Offering Documents or omission or alleged omission to state therein any material fact required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made, preventing or restricting the trading in or the sale or distribution of the Offered Shares in any jurisdiction; or (D) any breach by the Company of its representations, warranties, covenants or obligations to be complied with under this Agreement; and to reimburse each Underwriter and each such affiliate, director, officer, employee, agent and controlling person for any and all expenses (including the fees and disbursements of counsel) as such expenses are incurred by such Underwriter or such affiliate, director, officer, employee, agent or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the foregoing indemnity agreement shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any misrepresentation or untrue statement or alleged misrepresentation or untrue statement or omission or alleged omission made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company by the Representatives in writing expressly for use in the Registration Statement, any Preliminary Offering Document, the Time of Sale Prospectus, any such free writing prospectus, any Marketing Material, any Section 5(d) Written Communication or any Offering Document (or any amendment or supplement thereto), it being understood and agreed that the only such information consists of the information described in Section 9(b) below. The indemnity agreement set forth in this Section 9(a) shall be in addition to any liabilities that the Company may otherwise have.

(b)               Indemnification of the Company, its Directors and Officers. Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, each of its directors, each of its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act, against any loss, claim, damage, liability or expense, as incurred, to which the Company, or any such director, officer or controlling person may become subject, under the Securities Act, the Exchange Act, Canadian Securities Laws or other federal, provincial or state statutory law or regulation, or the laws or regulations of foreign jurisdictions where Offered Shares have been offered or sold, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of such Underwriter), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any misrepresentation, untrue statement or alleged untrue statement of a material fact included in any Preliminary Offering Document, the Time of Sale Prospectus, any free writing prospectus, that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433 of the Securities Act, any Section 5(d) Written Communication or any Offering Document (or any such amendment or supplement) or the omission or alleged omission to state therein a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, such Preliminary Offering Document, the Time of Sale Prospectus, such free writing prospectus, such Section 5(d) Written Communication or any Offering Document (or any such amendment or supplement), in reliance upon and in conformity with information relating to such Underwriter furnished to the Company by the Representatives in writing expressly for use therein; and to reimburse the Company, or any such director, officer or controlling person for any and all expenses (including the fees and disbursements of counsel) as such expenses are incurred by the Company, or any such director, officer or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action. The Company hereby acknowledges that the only information that the Representatives has furnished to the Company expressly for use in the Registration Statement, any Preliminary Offering Document, the Time of Sale Prospectus, any free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) of the Securities Act, any Section 5(d) Written Communication or any Offering Document (or any amendment or supplement to the foregoing) are the statements set forth in the third, fourth and thirteenth through twentieth paragraphs under the caption “Underwriting” in the Preliminary Offering Documents and the Final Offering Documents. The indemnity agreement set forth in this Section 9(b) shall be in addition to any liabilities that each Underwriter may otherwise have.

(c)                Notifications and Other Indemnification Procedures. Promptly after receipt by an indemnified party under this Section 9 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 9, notify the indemnifying party in writing of the commencement thereof, but the omission to so notify the indemnifying party will not relieve the indemnifying party from any liability which it may have to any indemnified party to the extent the indemnifying party is not materially prejudiced as a proximate result of such failure and shall not in any event relieve the indemnifying party from any liability that it may have otherwise than on account of this indemnity agreement. In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it shall elect, jointly with all other indemnifying parties similarly notified, by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that a conflict may arise between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of such indemnifying party’s election to so assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 9 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the fees and expenses of more than one separate counsel (together with local counsel), representing the indemnified parties who are parties to such action), which counsel (together with any local counsel) for the indemnified parties shall be selected by Jefferies (in the case of counsel for the indemnified parties referred to in Section 9(a) above) or by the Company (in the case of counsel for the indemnified parties referred to in Section 9(b) above)) or (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized in writing the employment of counsel for the indemnified party at the expense of the indemnifying party, in each of which cases the fees and expenses of counsel shall be at the expense of the indemnifying party and shall be paid as they are incurred.

(d)               Settlements. The indemnifying party under this Section 9 shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expense by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by Section 9(c) hereof, the indemnifying party shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of judgment in any pending or threatened action, suit or proceeding in respect of which any indemnified party is or could have been a party and indemnity was or could have been sought hereunder by such indemnified party, unless such settlement, compromise or consent includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such action, suit or proceeding and does not include an admission of fault or culpability or a failure to act by or on behalf of such indemnified party.

Section 10.              Contribution. If the indemnification provided for in Section 9 is for any reason held to be unavailable to or otherwise insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount paid or payable by such indemnified party, as incurred, as a result of any losses, claims, damages, liabilities or expenses referred to therein (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, from the offering of the Offered Shares pursuant to this Agreement or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the Underwriters, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, in connection with the offering of the Offered Shares pursuant to this Agreement shall be deemed to be in the same respective proportions as the total proceeds from the offering of the Offered Shares pursuant to this Agreement (before deducting expenses) received by the Company, and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth on the front cover page of the Prospectus, bear to the aggregate initial public offering price of the Offered Shares as set forth on such cover. The relative fault of the Company, on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or the Underwriters, on the other hand, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 9(c), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. The provisions set forth in Section 9(c) with respect to notice of commencement of any action shall apply if a claim for contribution is to be made under this Section 10; provided, however, that no additional notice shall be required with respect to any action for which notice has been given under Section 9(c) for purposes of indemnification.

The Company, and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 10 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 10.

Notwithstanding the provisions of this Section 10, no Underwriter shall be required to contribute any amount in excess of the underwriting discounts and commissions received by such Underwriter in connection with the Offered Shares underwritten by it and distributed to the public. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute pursuant to this Section 10 are several, and not joint, in proportion to their respective underwriting commitments as set forth opposite their respective names on Schedule A. For purposes of this Section 10, each affiliate, director, officer, employee and agent of an Underwriter and each person, if any, who controls an Underwriter within the meaning of the Securities Act or the Exchange Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of the Securities Act and the Exchange Act shall have the same rights to contribution as the Company.

Section 11.              Default of One or More of the Several Underwriters. If, on the First Closing Date or any Option Closing Date, any one or more of the several Underwriters shall fail or refuse to purchase Offered Shares that it or they have agreed to purchase hereunder on such date, and the aggregate number of Offered Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase does not exceed 10% of the aggregate number of the Offered Shares to be purchased on such date, the Representatives may make arrangements satisfactory to the Company for the purchase of such Offered Shares by other persons, including any of the Underwriters, but if no such arrangements are made by such date, the other Underwriters shall be obligated, severally and not jointly, in the proportions that the number of Firm Shares set forth opposite their respective names on Schedule A bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Representatives with the consent of the non-defaulting Underwriters, to purchase the Offered Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the First Closing Date or any Option Closing Date, any one or more of the Underwriters shall fail or refuse to purchase Offered Shares and the aggregate number of Offered Shares with respect to which such default occurs exceeds 10% of the aggregate number of Offered Shares to be purchased on such date, and arrangements satisfactory to the Representatives and the Company for the purchase of such Offered Shares are not made within 48 hours after such default, this Agreement shall terminate, or, with respect to any Option Closing Date that occurs after the First Closing Date, the obligation of the Underwriters to purchase and of the Company to sell the Optional Shares that were to have been purchased and sold on such Option Closing Date shall terminate, without liability of any party to any other party except that the provisions of Section 4, Section 9 and Section 10 shall at all times be effective and shall survive such termination. In any such case either the Representatives or the Company shall have the right to postpone the First Closing Date or the applicable Option Closing Date, as the case may be, but in no event for longer than seven days in order that the required changes, if any, to the Registration Statement and the Final Offering Documents or any other documents or arrangements may be effected.

As used in this Agreement, the term “Underwriter” shall be deemed to include any person substituted for a defaulting Underwriter under this Section 11. Any action taken under this Section 11 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

Section 12.              Termination of this Agreement. Prior to the purchase of the Firm Shares by the Underwriters on the First Closing Date, this Agreement may be terminated by the Representatives by written notice given to the Company if at any time: (i) trading or quotation in any of the Company’s securities shall have been suspended or limited by any securities commission or comparable authority or by either the Nasdaq or the TSX, or trading in securities generally on the Nasdaq or the TSX shall have been suspended or limited, or minimum or maximum prices for trading have been fixed on any of such stock exchanges; (ii) any inquiry, action, suit, investigation or other proceeding is instituted or announced or any order is made by any federal, provincial, state or other governmental authority in relation to the Company or any of its subsidiaries, or there is any change in law, or the interpretation or administration thereof, or there is a general banking moratorium shall have been declared by any of federal, New York, or Canadian authorities or a material disruption in commercial banking or securities settlement or clearance services, which, in each case, in the judgment of the Representatives is material and adverse and makes it impracticable to market the Offered Shares in the manner and on the terms described in the Time of Sale Prospectus or the Final Offering Documents or to enforce contracts for the sale of securities; (iii) there shall have occurred any event, action, state, condition or major financial occurrence of national or international consequence or any action, including any act of terrorism, war or like event, any outbreak or escalation of national or international hostilities or any crisis or calamity or any governmental action, law, regulation, inquiry or other similar occurrence, or any change in the United States, Canadian or international financial markets, or any substantial change or development involving a prospective substantial change in United States’, Canada’s or international political, financial or economic conditions, as in the judgment of the Representatives is material and adverse and makes it impracticable to market the Offered Shares in the manner and on the terms described in the Time of Sale Prospectus or the Final Offering Documents or to enforce contracts for the sale of securities; (iv) in the judgment of the Representatives there shall have occurred any Material Adverse Change, whether or not arising in the ordinary course of business; (v) there should occur, be discovered by the Underwriters or be announced by the Company, any material change, new material fact or a change in any material fact such as is contemplated by Section 3(g), or there should be discovered any previously undisclosed material fact required to be disclosed in the Offering Documents, which results or, in the sole opinion of any Underwriter, might reasonably be expected to result, in the purchasers of a material number of Offered Shares exercising their right under applicable legislation to withdraw from their purchase of Offered Shares or which, in the opinion of any of the Underwriters, has or would be reasonably expected to have a significant adverse effect on the market price or value of the Offered Shares; or (vi) the Company shall have sustained a loss by strike, fire, flood, earthquake, accident or other calamity of such character as in the judgment of the Representatives may interfere materially with the conduct of the business and operations of the Company regardless of whether or not such loss shall have been insured. Any termination pursuant to this Section 12 shall be without liability on the part of (a) the Company to any Underwriter, except that the Company shall be obligated to reimburse the expenses of the Representatives and the Underwriters pursuant to Section 4 or Section 7 hereof or (b) any Underwriter to the Company; provided, however, that the provisions of Section 9 and Section 10 shall at all times be effective and shall survive such termination.

Section 13.              No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the public offering price of the Offered Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, its stockholders, or its creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

Section 14.              Representations and Indemnities to Survive Delivery. The respective indemnities, agreements, representations, warranties and other statements of the Company, of its officers and of the several Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of its or their partners, officers or directors or any controlling person, as the case may be, and, anything herein to the contrary notwithstanding, will survive delivery of and payment for the Offered Shares sold hereunder and any termination of this Agreement.

Section 15.              Notices. All communications hereunder shall be in writing and shall be mailed, hand delivered or telecopied and confirmed to the parties hereto as follows:

If to the Representatives:	Jefferies LLC
520 Madison Avenue
New York, New York 10022
Facsimile: (646) 619-4437
Attention: General Counsel

Evercore Group L.L.C.
55 East 52nd Street, 35th Floor
New York, New York 10055
Facsimile: (212) 857-3101
Attention: ECM General Counsel

RBC Capital Markets, LLC
Brookfield Place
200 Vesey Street, 8th Floor
New York, New York 10281
Facsimile: (212) 428-6308
Attention: Equity Capital Markets

with copies to:	Cooley LLP
3175 Hanover Street
Palo Alto, California 94304-1130
Facsimile: (650) 849-7400
Attention: John McKenna and Richard Segal

Norton Rose Fulbright Canada, LLP
1 Place Ville-Marie, Suite 2500
Montreal, Quebec H3B 1R1 Canada
Attention: Stephen J. Kelly and Solomon Sananes

If to the Company:	BELLUS Health Inc.
275 Armand-Frappier Blvd.
Laval, Québec H7V 4A7
Facsimile: (450) 680-4501
Attention: Roberto Bellini, President and CEO

with copies to:	Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention: Mitchell S. Bloom and Danielle Lauzon

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue, Suite 2600
Montreal, Québec H3A 3N9

Facsimile: (514) 841-6499
Attention: Sebastien Roy

Any party hereto may change the address for receipt of communications by giving written notice to the others.

Section 16.              Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto, including any substitute Underwriters pursuant to Section 11 hereof, and to the benefit of the affiliates, directors, officers, employees, agents and controlling persons referred to in Section 9 and Section 10, and in each case their respective successors, and no other person will have any right or obligation hereunder. The term “successors” shall not include any purchaser of the Offered Shares as such from any of the Underwriters merely by reason of such purchase.

Section 17.              Partial Unenforceability. The invalidity or unenforceability of any section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other section, paragraph or provision hereof. If any section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

Section 18.              Recognition of the U.S. Special Resolution Regimes.

(a)       In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)       In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section 18, (A) “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k); (B) “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b); (C) “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and (D) “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

Section 19.              Governing Law Provisions. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) may be instituted in the federal courts of the United States of America located in the Borough of Manhattan in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum. Each party not located in the United States has irrevocably appointed CT Corporation System, which currently maintains a New York City office at 111 Eighth Avenue, New York, New York 10011, United States of America, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the Borough of Manhattan in the City of New York.

With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

Section 20.              General Provisions. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. A party’s electronic signature (complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) of this Agreement shall have the same validity and effect as a signature affixed by the party’s hand. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

Each of the parties hereto acknowledges that it is a sophisticated business person who was adequately represented by counsel during negotiations regarding the provisions hereof, including, without limitation, the indemnification provisions of Section 9 and the contribution provisions of Section 10, and is fully informed regarding said provisions. Each of the parties hereto further acknowledges that the provisions of Section 9 and Section 10 hereof fairly allocate the risks in light of the ability of the parties to investigate the Company, its affairs and its business in order to assure that adequate disclosure has been made in the Registration Statement, the Preliminary Offering Documents, the Time of Sale Prospectus, each free writing prospectus and the Final Offering Documents (and any amendments and supplements to the foregoing), as contemplated by Canadian Securities Laws, the Securities Act and the Exchange Act.

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company the enclosed copies hereof, whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms.

Very truly yours,

BELLUS Health Inc.

By:	/s/ Roberto Bellini
Name: Roberto Bellini
Title: President and Chief Executive Officer

[SIGNATURE PAGE TO THE UNDERWRITING AGREEMENT]

The foregoing Underwriting Agreement is hereby confirmed and accepted by the Representatives in New York, New York as of the date first above written.

JEFFERIES LLC

EVERCORE GROUP L.L.C.

RBC CAPITAL MARKETS, LLC

Acting individually and as Representatives

of the several Underwriters named in

the attached Schedule A.

JEFFERIES LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner
Title: Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Maren Winnick
Name: Maren Winnick
Title: Senior Managing Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Greg Wiederrecht
Name: Greg Wiederrecht
Title: Managing Director

Schedule A

Underwriters	Number of Firm Shares to be Purchased
Jefferies LLC	6,616,217
Evercore Group L.L.C.	4,962,163
RBC Capital Markets, LLC	2,811,891
LifeSci Capital LLC	2,150,270
Total	16,540,541

SCH A-1

Schedule B

Free Writing Prospectuses Included in the Time of Sale Prospectus

None.

SCH B-1

Schedule C

Price-Related Information

Number of Firm Shares: 16,540,541

Price per Share to the Public: US$9.25

Number of Optional Shares: 2,481,081

SCH C-1

Schedule D

Permitted Section 5(d) Communications

None.

SCH D-1

Exhibit A

Form of Lock-up Agreement

[Date], 2022

Jefferies LLC

Evercore Group L.L.C.

RBC Capital Markets, LLC

As Representatives of the Several Underwriters

c/o Jefferies LLC

520 Madison Avenue

New York, New York 10022

c/o Evercore Group L.L.C.

55 East 52nd Street, 35th Floor

New York, New York 10055

c/o RBC Capital Markets, LLC

Brookfield Place

200 Vesey Street, 8th Floor

New York, New York 10281

RE:    BELLUS Health Inc. (the “Company”)

Ladies & Gentlemen:

The undersigned is an owner of common shares of the Company (“Shares”) or of securities convertible into or exchangeable or exercisable for Shares. The Company proposes to conduct a public offering of Shares (the “Offering”) for which Jefferies LLC (“Jefferies”), Evercore Group L.L.C. (“Evercore”), and RBC Capital Markets, LLC (“RBC”, and together with Jefferies and Evercore, the “Representatives”) will act as the Representatives of the underwriters. The undersigned recognizes that the Offering will benefit each of the Company and the undersigned. The undersigned acknowledges that the underwriters are relying on the representations and agreements of the undersigned contained in this letter agreement in conducting the Offering and, at a subsequent date, in entering into an underwriting agreement (the “Underwriting Agreement”) and other underwriting arrangements with the Company with respect to the Offering.

Annex A sets forth definitions for capitalized terms used in this letter agreement that are not defined in the body of this letter agreement. Those definitions are a part of this letter agreement.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, during the Lock-up Period, the undersigned will not, without the prior written consent of Jefferies and Evercore, which may withhold their consent in their sole discretion:

•	Sell or Offer to Sell any Shares or Related Securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned,

EX A

•	enter into any Swap,

•	make any demand for, or exercise any right with respect to, the registration under the Securities Act or Canadian federal or provincial securities laws of the offer and sale of any Shares or Related Securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

•	publicly announce any intention to do any of the foregoing.

The foregoing will not apply to the registration of the offer and sale of the Shares, and the sale of the Shares to the underwriters, in each case as contemplated by the Underwriting Agreement. In addition, the foregoing restrictions shall not apply to the transfer of Shares or Related Securities (1) by gift, (2) by will or intestate succession to a Family Member or to a trust whose beneficiaries consist exclusively of one or more of the undersigned and/or a Family Member, (3) pursuant to a divorce settlement agreement or decree or a qualified domestic relations order, (4) to any corporation, partnership, limited liability company or other entity, all of the beneficial ownership interests of which are held by the undersigned or a Family Member of the undersigned in a transaction not involving a disposition for value, or (5) if the undersigned is an entity, to any affiliate (as such term is defined in Rule 405 of the Securities Act of 1933, as amended), limited partner, general partner, limited liability company member or shareholder of the undersigned, in a transaction not involving a disposition for value; provided, however, that in any such case, it shall be a condition to such transfer that:

•	each transferee executes and delivers to the Representatives an agreement in form and substance satisfactory to the Representatives stating that such transferee is receiving and holding such Shares and/or Related Securities subject to the provisions of this letter agreement and agrees not to Sell or Offer to Sell such Shares and/or Related Securities, engage in any Swap or engage in any other activities restricted under this letter agreement except in accordance with this letter agreement (as if such transferee had been an original signatory hereto), and

•	prior to the expiration of the Lock-up Period, no public disclosure or filing under the Exchange Act or Canadian federal or provincial securities laws by any party to the transfer (donor, donee, transferor or transferee) shall be required, or made voluntarily, reporting a reduction in beneficial ownership of Shares in connection with such transfer.

Furthermore, the foregoing restrictions shall not apply to (a) the exercise of options or warrants to purchase Shares, including a “cashless” or “net” exercise of such options or warrants, and the receipt of Shares upon the vesting of deferred share units; (b) any transfer of Shares to the Company deemed to occur upon the “cashless” or “net” exercise of options or warrants, for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants or the vesting of such options, warrants or deferred share units (provided that, prior to the expiration of the Lock-up Period, any public disclosure or filing under the Exchange Act or Canadian federal or provincial securities laws required in connection with such transfer shall clearly indicate that such transfer was made pursuant to the circumstances described in this clause (b)); (c) transactions relating to Shares or Related Securities acquired in open market transactions after the completion of the Offering (provided that, prior to the expiration of the Lock-up Period, no public disclosure or filing under the Exchange Act or Canadian federal or provincial securities laws reporting a reduction in beneficial ownership shall be required or made voluntarily in connection with such transactions); or (d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar Canadian federal or provincial securities laws providing for the transfer of Shares or Related Securities (provided that such plan does not provide for the transfer of Shares or Related Securities during the Lock-up Period).

EX A

[In addition, the foregoing restrictions shall not apply after the 10th day following the date of the Final Offering Documents (as defined in the Underwriting Agreement), to an aggregate of [ ] Shares issuable to the undersigned upon the exercise of Related Securities that are scheduled to expire during the Lock-up Period.]

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Shares or Related Securities held by the undersigned, if any, except in compliance with the foregoing restrictions.

With respect to the Offering only, the undersigned waives any registration rights relating to registration under the Securities Act and Canadian federal or provincial securities laws of the offer and sale of any Shares and/or any Related Securities owned either of record or beneficially by the undersigned, including any rights to receive notice of the Offering.

The undersigned confirms that the undersigned has not, and has no knowledge that any Family Member has, directly or indirectly, taken any action designed to or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale of the Shares. The undersigned will not take, directly or indirectly, any such action.

The undersigned acknowledges and agrees that the underwriters have not provided any recommendation or investment advice nor have the underwriters solicited any action from the undersigned with respect to the Offering and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate.

Whether or not the Offering occurs as currently contemplated or at all depends on market conditions and other factors. The Offering will only be made pursuant to the Underwriting Agreement, the terms of which are subject to negotiation between the Company and the underwriters.

The undersigned hereby represents and warrants that the undersigned has full power, capacity and authority to enter into this letter agreement. This letter agreement is irrevocable and will be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This letter agreement shall automatically terminate and the undersigned shall be released from all obligations thereunder upon the earliest to occur, if any, of (i) the Company, on the one hand, or the Representatives, on the other hand, advising the other in writing, prior to the execution of the Underwriting Agreement, that they have determined not to proceed with the Offering, (ii) the Underwriting Agreement being terminated prior to the First Closing Date (as defined in the Underwriting Agreement) and (iii) July 31, 2022, if the Underwriting Agreement has not become effective by such date.

[Signature Page Follows]

EX A

Signature

Printed Name of Person Signing

(Indicate capacity of person signing if
signing as custodian or trustee, or on behalf
of an entity)

EX A

Certain Defined Terms
Used in Lock-up Agreement

For purposes of the letter agreement to which this Annex A is attached and of which it is made a part:

•	“Call Equivalent Position” shall have the meaning set forth in Rule 16a-1(b) under the Exchange Act.

•	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

•	“Family Member” shall mean the spouse of the undersigned, an immediate family member of the undersigned or an immediate family member of the undersigned’s spouse, in each case living in the undersigned’s household or whose principal residence is the undersigned’s household (regardless of whether such spouse or family member may at the time be living elsewhere due to educational activities, health care treatment, military service, temporary internship or employment or otherwise). “Immediate family member” as used above shall have the meaning set forth in Rule 16a-1(e) under the Exchange Act.

•	“Lock-up Period” shall mean the period beginning on the date hereof and continuing through the close of trading on the date that is 90 days after the date of the Final Offering Documents (as defined in the Underwriting Agreement).

•	“Put Equivalent Position” shall have the meaning set forth in Rule 16a-1(h) under the Exchange Act.

•	“Related Securities” shall mean any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into Shares.

•	“Securities Act” shall mean the Securities Act of 1933, as amended.

•	“Sell or Offer to Sell” shall mean to:

–	sell, offer to sell, contract to sell, lend or contract to lend,

–	effect any short sale or establish or increase a Put Equivalent Position or liquidate or decrease any Call Equivalent Position,

–	pledge, hypothecate or grant any security interest in, including sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or

–	in any other way transfer or dispose of,

in each case whether effected directly or indirectly.

•	“Swap” shall mean any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, directly or indirectly, the economic risk of ownership of Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise.

Capitalized terms not defined in this Annex A shall have the meanings given to them in the body of this letter agreement.

EX A

Exhibit B

Directors, Officers and Others
Signing Lock-up Agreement

Directors:

Francesco Bellini

Roberto Bellini

Youssef Bennani

Franklin Berger

Clarissa Desjardins

Pierre Larochelle

William Mezzanotte

Joseph Rus

Officers:

Roberto Bellini

Ramzi Benamar

Catherine Bonuccelli

Francois Desjardins

Sebastien Roy

Denis Garceau

Tony Matzouranis

Andreas Orfanos

Others:

Power Sustainable Capital Investments Inc.

ROCABE Investments Inc.

EX B